PRIMARY
METALS
INC.

RECEIVED
2007 SEP 18 P 2:59
FICE OF INTER... CORPORATE FI...

07026651

August 23, 2007

Securities & Exchange Commission
100 F Street NE
Washington, DC
USA 20549

Attention: Filing Desk

Re: File No. 82-35031

SUPPL

Please find enclosed copies of the following documents:

News Releases dated:

- August 3, 2007

Support Agreement dated August 3, 2007 between Sojitz Corporation and Sojitz Tungsten Resources Inc. and Primary Metals Inc.

Material Change Report dated August 3, 2007

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Yours sincerely,

per/ D. Stefan
James Robertson
Director

dw 9/18

Suite 306
850 Hastings St. W
Vancouver BC
Canada V6C 1E1
Telephone
604.669.8988
Fax
604.669.2744

82-35031

PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals Announces Board-Supported Cash Take-Over Bid by Sojitz Corporation

August 3, 2007 **Symbol: PMI – TSX Venture**

Primary Metals Inc. (TSXV: PMI) ("Primary") announced today that it has entered into a support agreement with Sojitz Corporation ("Sojitz") pursuant to which Sojitz will make a formal take-over bid to acquire (the "Offer") all of the outstanding common shares of Primary (the "Shares") for $3.65 in cash per Share, for a total transaction value of approximately $54 million, on a fully-diluted in the money basis. The consideration under the Offer represents a 59% premium to the 30-day weighted average trading price of Primary's Shares as at August 2, 2007 and a 38% premium to the closing price of the Shares on August 2, 2007.

The Board of Directors of Primary has unanimously approved the proposed transaction and will recommend that shareholders tender their Shares to the Offer. Capital West Partners, Primary's financial adviser, has provided an opinion to Primary's Board of Directors that the consideration to be received under the Offer is fair from a financial point of view to Primary's shareholders.

Each of Primary's directors and their affiliates (collectively, the "Locked-Up Shareholders") has agreed to support the Offer and to tender his or its Shares to the Offer (except in certain circumstances, including where a superior proposal is made by a third party and not matched by Sojitz). Shares held by the Locked-Up Shareholders represent approximately 55% of the Shares on a fully-diluted in the money basis.

A take-over bid circular detailing the terms and conditions of the Offer, together with Primary's directors' circular in respect of the Offer, will be mailed to Shareholders on or before August 27, 2007. The Offer will remain open for acceptance for not less than 35 days.

The Offer will be conditional upon a minimum of 66 2/3% of the fully-diluted Primary shares being deposited to the Offer, receipt of all necessary regulatory approvals, the absence of any material adverse change, and other customary conditions. Each of Primary and the Locked-Up Shareholders has agreed that it will not solicit or initiate discussions or negotiations with any third party for any take-over bid or other business combination involving Primary, and Sojitz has the right to match any unsolicited competing proposal. Primary has agreed that in certain circumstances, it will pay a non-completion fee of $2 million to Sojitz.

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744

PRIMARY METALS INC.

Capital West Partners is acting as financial adviser to Primary in respect of the Offer. Primary's legal advisers are DuMoulin Black LLP and Bull, Housser & Tupper LLP. Sojitz's legal advisers are Heenan Blaikie LLP.

About Primary Metals

Primary owns a 100 percent interest in the Panasqueira tungsten mine in Portugal, which is currently producing wolframite concentrates containing some 100,000 MTUs of tungsten trioxide per annum, with further improvements underway. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available under Primary's profile at www.sedar.com and on Primary's website at www.primarymetals.ca

About Sojitz Corporation

Sojitz, one of Japan's leading trading companies, is listed on the Tokyo Stock Exchange with revenues of C$42 billion, net assets of C$4.2 billion and a market capitalization of C$5.3 billion. Sojitz conducts its operations in 50 countries through approximately 500 consolidated subsidiaries and affiliated companies with over 19,000 employees worldwide. Its business activities cover machinery and aerospace, energy and mineral resources, chemicals and plastics, real estate development, forest products and consumer lifestyle-related business. Further information is available on Sojitz's website at www.sojitz.com

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng.
Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

PRIMARY
METALS
INC.

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation the company's expectations as to the results of planned work programs, potential mineralization, resources, reserves, mine production levels and future tungsten prices. Such statements are based on certain assumptions, including continued demand for tungsten, availability of capital, equipment and personnel to carry out and complete the planned work programs and accuracy within a reasonable range of reported exploration and development results, and involve various risks and uncertainties, including global economic factors, future commodity prices, lack of availability of equipment or personnel, and results of exploration and development. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with regulatory authorities and on www.sedar.com

82-35031

SOJITZ CORPORATION

- and -

SOJITZ TUNGSTEN RESOURCES, INC.

- and -

PRIMARY METALS INC.

SUPPORT AGREEMENT

August 3, 2007

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION 4
1.1 Definitions 4
1.2 Singular, Plural, etc. 11
1.3 Deemed Currency 11
1.4 Headings, etc. 11
1.5 Date for any Action 11
1.6 Governing Law 11
1.7 Incorporation of Schedules 11

ARTICLE 2 THE OFFER 12
2.1 The Offer 12
2.2 Conditions to Making of the Offer 13
2.3 Directors' Circular 14
2.4 Offer Documents 14
2.5 Subsequent Acquisition Transaction or Compulsory Acquisition 15
2.6 Waiver of Standstill 16

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SOJITZ AND THE OFFEROR 16
3.1 Organization and Qualification 16
3.2 Authority Relative to this Agreement 16
3.3 No Violations 16
3.4 Funds Available 17
3.5 Share Ownership 17
3.6 Obligations of Offeror 17

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PMI 17
4.1 Organization and Qualification 17
4.2 Authority Relative to this Agreement 18
4.3 No Violations 18
4.4 Capitalization 19
4.5 No Material Adverse Change 20
4.6 Brokerage Fees 20
4.7 Conduct of Business 20
4.8 Licenses, Permits 21
4.9 Reports 21
4.10 Material Contracts 21
4.11 Litigation 22
4.12 Officer Obligations 22
4.13 Securities Laws 22
4.14 Business in Compliance with Laws 22
4.15 Employment Matters 23
4.16 Tax Matters 25
4.17 Environmental Matters 26
4.18 Property and Title 28
4.19 Mineral Reserves and Resources 28
4.20 Operational Matters 28
4.21 No Undisclosed Liabilities 29
4.22 Directors' and Senior Officers' Support 29
4.23 Recommendations 29
4.24 Insurance 29
4.25 Related Party Transaction 30
4.26 Knowledge of PMI 30

ARTICLE 5 CONDUCT OF BUSINESS **30**
5.1 Conduct of Business by PMI 30

ARTICLE 6 COVENANTS OF PMI **33**
6.1 Assistance with Offer 33
6.2 Non-Solicitation 33
6.3 Right to Match 35
6.4 Termination Fee 36
6.5 Injunctive Relief 37
6.6 Board of Directors of PMI 37
6.7 Restructuring Assistance and Further Cooperation 37

ARTICLE 7 OTHER COVENANTS OF OFFEROR AND SOJITZ **38**
7.1 Accuracy of Representations 38
7.2 Directors' and Officers' Insurance 38
7.3 Officers and Employees 39
7.4 Almonty Agreement 39

ARTICLE 8 MUTUAL COVENANTS **41**
8.1 Notice Provisions 41
8.2 Additional Agreements and Filings 41
8.3 Access to Information 42
8.4 Publicity 42

ARTICLE 9 TERMINATION, AMENDMENT AND WAIVER **43**
9.1 Termination 43
9.2 Effect of Termination 44
9.3 Amendment 44
9.4 Waiver 44

ARTICLE 10 GENERAL PROVISIONS **45**
10.1 Notices 45
10.2 Miscellaneous 46
10.3 Binding Effect and Assignment 46
10.4 Expenses 46
10.5 Survival 47
10.6 Severability 47
10.7 Counterpart Execution 47

SCHEDULE A - CONDITIONS OF THE OFFER **A-1**
SCHEDULE B - FORM OF LOCK-UP AGREEMENT **B-1**

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT made as of the 3rd day of August, 2007

AMONG:

SOJITZ CORPORATION, a corporation governed by the laws of Japan ("**Sojitz**")

– and –

SOJITZ TUNGSTEN RESOURCES, INC., a corporation governed by the laws of British Columbia (the "**Offeror**")

– and –

PRIMARY METALS INC., a corporation governed by the laws of the Province of British Columbia ("**PMI**").

WHEREAS the Offeror, a wholly-owned subsidiary of Sojitz, desires to acquire all of the Shares (as hereinafter defined) of PMI and is prepared to make an offer to acquire such Shares;

AND WHEREAS the board of directors of PMI (the "**Board of Directors**") has determined, after consultation with its financial and legal advisors and review of the Fairness Opinion (as hereinafter defined), that the consideration per Share to be received by the Shareholders (as hereinafter defined) pursuant to the Offer (as hereinafter defined) is fair and the transactions contemplated in the Offer are in the best interests of PMI and the Board of Directors has resolved to support the Offer and to recommend acceptance of the Offer to Shareholders, all on the terms and subject to the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth below.

"**Affiliate**" has the meaning ascribed to that term in NI 45-106.

"**Agreement**", "**this Agreement**", "**herein**", "**hereto**", and "**hereof**" and similar expressions refer to this Agreement, including the Schedules hereto, as the same may be amended or supplemented from time to time.

"**Almonty**" means Almonty LLC.

"**Almonty Agreement**" means the agreement among PMI, its wholly-owned subsidiary, Beralt Tin and Wolfram (Portugal) SA ("**Beralt**"), and Almonty, effective June 1, 2007, as it

may be amended or replaced from time to time, providing for the purchase by Beralt of Almonty's right, title and interest in and to the agreement (the "**Royalty Agreement**") among Almonty, Beralt and PMI, dated May 16, 2005, pursuant to which Almonty is entitled to a portion of Beralt's revenues from the sale of tungsten concentrate produced by Beralt's Panasqueira tungsten mine in Portugal.

"**Almonty Amendment Agreement**" has the meaning set forth in Section 7.4.

"**Alternative Transaction**" means (i) any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, consolidation, reorganization, business combination, liquidation, dissolution or security exchange, (ii) any sale or acquisition of 20% or more of the fair market value of the assets of PMI on a consolidated basis, (iii) any sale or acquisition of 20% or more of PMI's shares of any class or rights or interests therein or thereto, (iv) any sale of any material interest in any material mineral properties, (v) any similar business combination or transaction, of or involving PMI or any Subsidiary of PMI, or (vi) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than the Offeror, excluding the Offer or any transaction to which the Offeror or an Affiliate of the Offeror is a party.

"**Amended Buy-Out Consideration**" has the meaning set forth in Section 7.4.

"**Annual Financial Statements**" means the audited consolidated financial statements of PMI and its Subsidiaries for the fiscal year ended March 31, 2006, including the notes thereto and the auditor's report thereon.

"**Associate**" has the meaning ascribed to that term in the Securities Act.

"**BCBCA**" means the *Business Corporations Act* (British Columbia), as amended from time to time.

"**Bid Circular**" has the meaning set forth in Section 2.1(c).

"**Board of Directors**" has the meaning set forth in the recitals to this Agreement.

"**Business Day**" means any day except a Saturday, Sunday or statutory holiday in Toronto, Canada.

"**Buy-Out Consideration**" has the meaning set forth in Section 7.4.

"**Compulsory Acquisition**" has the meaning set forth in Section 2.5.

"**Confidentiality Agreement**" means the confidentiality and standstill agreement, dated as of June 1, 2007, between PMI and Sojitz.

"**Constating Documents**" means, for an entity, the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement, articles of dissolution, articles of revival, memorandum of association or any other organizational or charter documents, including any amendments thereto, and the by-laws or regulations of such entity, as amended from time to time.

"**Contaminant**" means any hazardous, dangerous or toxic substance, including petroleum (including crude oil or any fraction thereof), petroleum products, asbestos and asbestos-

containing materials, polychlorinated biphenyls, radon, toxic mould, urea-formaldehyde, solvent, chemical and any other material, substance or thing that is regulated, or defined, under any Environmental Laws or that could result in liability under any Environmental Laws, and shall include any deleterious substance, contaminant, pollutant, waste, hazardous waste, special waste or dangerous good as defined under any Environment Laws.

"**Contract**" means any contract, agreement, commitment, undertaking, licence, note, bond, mortgage, indenture, loan or deed of trust, whether or not in writing, including tenant leases, currently in effect.

"**Contractual Consents**" has the meaning set forth in Section 4.3(a)(i)(B).

"**Deposited Shares**" has the meaning set forth in Section 7.4.

"**Directors' Circular**" means the directors' circular prepared by the Board of Directors in connection with the Offer.

"**Disclosure Letter**" means the disclosure letter of PMI delivered to the Offeror contemporaneously with the execution and delivery of this Agreement.

"**Effective Time**" means the time on the Take-up Date that the Offeror shall have acquired ownership of and paid for Shares pursuant to the terms of the Offer.

"**Employees**" means all Persons employed by each of PMI or its Subsidiaries on a full-time, part-time or temporary basis including all directors, officers and Persons on disability leave, parental leave or other absence from work.

"**Encumbrances**" means any pledge, lien, priority, security interest, lease, title retention agreement, restriction, easement, right-of-way, title defect, option, adverse claim or encumbrance of any kind or character whatsoever.

"**Environmental Encumbrance**" means any Encumbrance in favour of any Governmental Authority arising under Environmental Laws.

"**Environmental Laws**" means all applicable Laws establishing or imposing liability or standards of conduct or licensing requirements for or relating to the regulation of activities, materials, substances, wastes or Contaminants in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation) or relating to the mining and processing of tungsten, copper, tin and other minerals.

"**Environmental Permits**" has the meaning set forth in Section 4.17(d).

"**Expiry Date**" means the date on which the Expiry Time occurs.

"**Expiry Time**" has the meaning set forth in Section 2.1(b).

"**Fairness Opinion**" means the opinion of Capital West Partners dated as of August 3, 2007, addressed to the Board of Directors, that the consideration to be offered to Shareholders under the Offer is fair, from a financial point of view, to Shareholders, a complete copy of which shall be attached to the Directors' Circular.

"**Financial Statements**" means the Annual Financial Statements and Interim Financial Statements.

"**Fully Diluted Basis**" means, with respect to the number of outstanding Shares at any time, such number of outstanding Shares calculated assuming that all Options and Warrants have been exercised to acquire Shares.

"**GAAP**" means Canadian generally accepted accounting principles.

"**Governmental Authority**" means (i) any international, multinational (including the European Union), national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign having jurisdiction over the affairs of PMI or its Subsidiaries, (ii) any subdivision or authority of any of the foregoing having jurisdiction over the affairs of PMI or its Subsidiaries, or (iii) any quasi-governmental or private body, including any stock exchange, in each case exercising any regulatory, expropriation or taxing authority, under or for the account of any of the above.

"**including**" means including without limitation, and "**include**" and "**includes**" have a corresponding meaning.

"**Initial Expiry Time**" has the meaning set forth in Section 2.1(b).

"**Interim Financial Statements**" means the interim consolidated financial statements of PMI and its Subsidiaries for the nine month period ended December 31, 2006, including the notes thereto.

"**Latest Mailing Time**" has the meaning set forth in Section 2.1(c).

"**Law**" means any and all applicable laws, whether local, domestic, regional, provincial, federal, state, foreign, European Union or international, including all statutes, codes, ordinances, orders, decrees, rules, directives, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, decisions, rulings or awards, policies, guidelines, including any and all by-laws, rules, regulations, policies, guidelines, orders, decisions, rulings or awards of any Governmental Authority and any applicable stock exchanges and self-regulatory organizations and general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which this word is used.

"**Lock-Up Agreement**" means the lock-up agreement substantially in the form attached hereto as Schedule B to be entered into by the Offeror and each PMI Insider.

"**Material Adverse Change**" means any change, effect, event or occurrence that is, or would reasonably be expected to be, material and adverse to the properties, assets, liabilities (whether absolute, accrued, conditional or otherwise), obligations, operations, business, affairs, results of operations or condition (financial or otherwise) of PMI and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence resulting from (i) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder; (ii) changes in the Canadian or Portuguese economy or securities or currency markets in Canada, the United States or Portugal; (iii) changes in the industry in which PMI or its Subsidiaries currently operate, to the extent that they do not disproportionately affect PMI and/or its Subsidiaries; or (iv) any generally

applicable changes in applicable Laws (other than Tax Laws or regulations or the interpretation thereof), provided that for purposes of clause (iii) such effect does not primarily relate to (or have the effect of primarily relating only to) PMI or its Subsidiaries, or disproportionately adversely affect PMI or its Subsidiaries.

"**Material Contract**" means each Contract that is material to the conduct of the business of PMI or any of its Subsidiaries, including each Contract under which the obligations of PMI and/or its Subsidiaries exceed €300,000.

"**Minimum Condition**" means the condition set forth in paragraph (a) of Schedule A.

"**NI 43-101**" means National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*, of the Canadian Securities Administrators.

"**NI 45-106**" means National Instrument 45-106 – *Prospectus and Registration Exemptions*, of the Canadian Securities Administrators.

"**Offer**" has the meaning set forth in Section 2.1(a).

"**Offer Documents**" has the meaning set forth in Section 2.1(c).

"**Offer Price**" has the meaning set forth in Section 2.1(a).

"**Offeror**" has the meaning set forth in the preamble to this Agreement.

"**Offeror Termination Fee**" has the meaning set forth in Section 6.4(b).

"**Officer Obligations**" means any obligations or liabilities of PMI or any of its Subsidiaries in existence on the date hereof to pay any amount to its officers and/or directors (other than for salary, benefits and directors' fees in the ordinary course in each case in amounts consistent with past practices) and, without limiting the generality of the foregoing, Officer Obligations shall include the obligations of PMI or any of its Subsidiaries to officers and/or directors for severance or termination payments on a change of control of PMI pursuant to any employment agreements or otherwise in existence on the date hereof.

"**Optionholder**" means a holder of Options.

"**Options**" means the outstanding incentive stock options to acquire up to an aggregate of 1,418,125 Shares issued pursuant to the Stock Option Plan.

"**Outside Date**" means December 31, 2007, subject to the right of either Party to postpone the Outside Date for up to an additional twenty (20) Business Days (in increments if desired) if the required regulatory approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Authority, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is ten (10) Business Days (or such shorter period as is practical in the circumstances) prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties.

"**Parties**" means Sojitz, the Offeror and PMI, and "**Party**" means any of them.

"**Person**" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited

liability company, unlimited liability company, Governmental Authority, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative.

"**PMI**" has the meaning set forth in the preamble to this Agreement.

"**PMI Insider**" means each of Almonty, Daniel G. D'Amato, Christopher P. D'Amato, M. Lewis Black, James Robertson, Michael P. Raftery, Kerry M. Spong, Antonio d'Almeida Correa de Sa, Jonathan Carter and Donald Smith.

"**PMI Plans**" means all agreements, health, welfare, supplemental unemployment benefit, bonus, profit sharing, deferred compensation, stock purchase, stock compensation (including the Stock Option Plan), disability, pension or retirement plans and other employee compensation or benefit plans, policies or arrangements which are maintained by or binding upon PMI or its Subsidiaries.

"**PMI's Public Disclosure Record**" means all documents filed by PMI after March 31, 2005 on the System for Electronic Document Analysis and Retrieval (SEDAR).

"**PMI Termination Fee**" has the meaning ascribed thereto in Section 6.4(a).

"**Recommendation**" has the meaning set forth in Section 2.3(a).

"**Regulatory Approval Condition**" means the condition set forth in paragraph (b) of Schedule A.

"**Response Period**" has the meaning set forth in Section 6.3(a)(iii).

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities Act**" means the *Securities Act* (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time.

"**Securities Authorities**" means the TSXV, the applicable securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and the SEC.

"**Securities Laws**" has the meaning set forth in Section 2.1(b).

"**Shares**" means the issued and outstanding common shares in the capital of PMI, as currently constituted.

"**Shareholders**" means the registered or beneficial holders of the issued and outstanding Shares.

"**Sojitz**" has the meaning set forth in the preamble to this Agreement.

"**Stock Option Plan**" means the Primary Metals Inc. 2003 stock option plan approved by the Board of Directors on September 12, 2003 and amended by the Board of Directors on September 17, 2004, August 24, 2005 and July 24, 2006, together with PMI's previous stock option plan, the Salish Ventures Inc. stock option plan, approved by the Board of Directors on March 11, 2003, pursuant to which PMI is authorized to grant Options to acquire up to an aggregate of 2,467,051 Shares, of which Options to acquire 501,875 Shares have been

exercised, Options to acquire 1,418,125 are outstanding and Options to acquire 547,051 Shares are available to be granted.

"**Subsequent Acquisition Transaction**" has the meaning set forth in Section 2.5.

"**Subsidiary**" has the meaning set forth in NI 45-106.

"**Superior Proposal**" means an unsolicited bona fide Alternative Transaction proposed by a third party to PMI in writing after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Shares; (ii) that the Board of Directors has determined in good faith is reasonably capable of being completed, taking into account all legal, financial, regulatory (including any approvals required under the competition Laws of Portugal or the European Union) and other aspects of such proposal and the party making such proposal; (iii) in respect of which any required financing to complete such Alternative Transaction has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), is reasonably likely to be obtained; (iv) that is not subject to any due diligence condition that provides for access to the books, records, personnel or properties of PMI for a period of more than 5 Business Days commencing and including on the day on which access is first given to the Person proposing such Alternative Transaction; (v) that is offered or made available to all Shareholders in Canada and the United States on the same terms; and (vi) in respect of which the Board of Directors has determined in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such Alternative Transaction to Shareholders would be inconsistent with its fiduciary duties and (y) such Alternative Transaction taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer and this Agreement proposed by the Offeror pursuant to Section 6.3).

"**Take-up Date**" means the date that the Offeror first takes up and acquires Shares pursuant to the Offer.

"**Tax Asset**" shall include but is not limited to any net operating loss, non-capital loss, net capital loss, Tax Pools, investment tax credit, foreign tax credit, charitable deduction or any other credit or Tax attribute that could reduce Taxes.

"**Taxes**" means all taxes, duties, fees, premiums, assessments, levies and other fees of any kind whatsoever levied by any Governmental Authority, or to be paid, under any tax laws, including income tax, value added tax, goods and services tax, sales tax, employment tax, health tax, royalties, tax deductions, property tax, corporate tax, tax on capital, customs duties, transfer fees, stamp duty, compulsory contributions pursuant to a social security system due and payable and/or required to be withheld from compensation paid or accrued by PMI or any of its Subsidiaries to Employees.

"**Tax Pools**" has the meaning set forth in Section 4.16(h).

"**Tax Returns**" means all returns, reports, declarations, elections, notices, filings, information returns and statements filed or required to be filed in respect of Taxes.

"**TSXV**" means the TSX Venture Exchange.

"**Warrantholder**" means a holder of Warrants.

"**Warrants**" means the warrants, dated April 10, 2003, issued to Avocet Mining PLC, to purchase up to 500,000 Shares at an exercise price of Cdn$0.125 per Share, at any time up to 4:00 p.m. (Vancouver time) on April 10, 2008.

1.2 Singular, Plural, etc.

In this Agreement, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 Deemed Currency

Unless otherwise expressly stated, all references to currency herein shall be deemed to be references to Euros, the currency unit of the members of the European Monetary Union, all references to "€" refer to Euros and references to "Cdn$" refer to Canadian dollars.

1.4 Headings, etc.

The division of this Agreement into Articles, Sections and Schedules, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Colombia and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as a British Colombia contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Colombia in respect of all matters arising under and in relation to this Agreement and the Offer.

1.7 Incorporation of Schedules

The Schedules attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A: Conditions of the Offer

Schedule B: Form of Lock-Up Agreement

ARTICLE 2
THE OFFER

2.1 The Offer

(a) The Offeror agrees (and shall forthwith announce its intention) to make, subject to the terms and conditions hereof, a take-over bid for all the issued and outstanding Shares (other than those owned directly or indirectly by the Offeror), including Shares issuable (and that prior to the Expiry Time are actually issued) upon exercise of Options or Warrants, at a price per Share of Cdn$3.65 (the "**Offer Price**") in cash (the "**Offer**"). The Offer shall not be subject to any conditions, save and except for the conditions set forth in Schedule A.

(b) The Offer shall, subject to the terms and conditions hereof, be made to the Shareholders in accordance with all applicable Canadian provincial and territorial securities laws, regulations and rules and the policy statements, orders and rulings of the Securities Authorities and applicable federal securities laws and rules of the United States of America (collectively, the "**Securities Laws**") and shall be open for acceptance until a time or times that is: (i) not earlier than 5:00 p.m. (Toronto time) on the 36th day after the day that the Offer is mailed to Shareholders; and (ii) not later than the Outside Date (the time at which the Offer initially expires being referred to as its "**Initial Expiry Time**"). Subject to the right of the Offeror to terminate this Agreement pursuant to Section 9.1(a)(vii), subject to the terms and conditions hereof and subject to the Outside Date, the Offeror shall have the right, in its sole discretion, to extend (or further extend) the period during which Shares may be deposited under the Offer, including without limitation, to comply with any legal requirements or if the conditions thereto set forth in Schedule "A" are not satisfied on or by the Initial Expiry Time and to permit, as the Offeror shall deem appropriate, the depositing of additional Shares (such Initial Expiry Time or any extension thereof, the "**Expiry Time**").

(c) The Offeror shall prepare and mail, or cause to be mailed, the Offer, accompanying take-over bid circular (such circular, together with the Offer, being referred to as the "**Bid Circular**"), the related "Letter of Transmittal" and "Notice of Guaranteed Delivery" (collectively, the "**Offer Documents**") in accordance with applicable Laws to each Shareholder, Optionholder and Warrantholder as soon as reasonably practicable and, in any event, on or before 11:59 p.m. (Toronto time) on the date which is 15 Business Days after the date of this Agreement, or such later date as of which the Offeror has been provided with the Fairness Opinion and the Directors' Circular (such time on such date being referred to herein as the "**Latest Mailing Time**"). However, if the mailing of the Bid Circular is delayed by reason of an injunction or order made by a Governmental Authority of competent jurisdiction then, provided that such injunction or order is being contested or appealed, then the Latest Mailing Time shall be extended for a period ending on the earlier of 11:59 p.m. (Toronto time) on the date which is 30 days after the Latest Mailing Time and 11:59 p.m. (Toronto time) on the third Business Day following the date on which such injunction or order ceases to be in effect. If such injunction or order continues in effect by such time, then the

Offeror may elect not to proceed with the Offer. PMI and its advisors shall be given an opportunity to review and comment on the Offer Documents, recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably.

(d) PMI acknowledges and agrees that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided, however, that the Offeror shall not, without the prior written consent of PMI: (i) increase the Minimum Condition; (ii) decrease (including by waiver thereof) the Minimum Condition, unless more than 50% of the Shares have been deposited, and not withdrawn, to the Offer, and the Offeror issues a press release at least 3 Business Days before taking up any Shares, announcing its intention to do so and extending the Offer for 10 days (the Offeror shall provide PMI with an opportunity to review and comment on such press release, provided that the Offeror, acting reasonably, shall be entitled to determine whether to accept any such comments) (iii) decrease the consideration per Share; (iv) change the form of consideration payable under the Offer (other than to add additional consideration); (v) decrease the number of Shares in respect of which the Offer is made; or (vi) impose additional conditions to the Offer or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the Shareholders.

(e) The Offeror agrees that, provided all of the conditions to the Offer set out in Schedule A shall have been satisfied or waived, the Offeror shall take up and pay for all the Shares tendered and not withdrawn under the Offer as soon as reasonably possible and in any event within the time periods required by the Securities Laws.

2.2 Conditions to Making of the Offer

The obligation of the Offeror to make the Offer by mailing the Offer Documents to Shareholders, Optionholders and Warrantholders is conditional on the prior satisfaction of the following conditions:

(a) this Agreement shall not have been terminated pursuant to Section 9.1;

(b) PMI shall not be in breach of any of its covenants, agreements, representations or warranties contained herein, except to the extent that any such breach(es) would not individually or in the aggregate reasonably be expected to result in a Material Adverse Change or have a material adverse effect on the ability of the Offeror to consummate the transactions contemplated herein;

(c) at least five (5) Business Days prior to the anticipated date of mailing the Offer Documents, the Directors' Circular shall have been made available for review and comments by the Offeror (recognizing that whether or not such comments are appropriate will be determined by PMI, acting reasonably) and, following such review and comments, the final version of the Directors' Circular shall have been provided to the Offeror and its counsel for mailing to Shareholders, Optionholders and Warrantholders at the same time, and in the same package, as the Offer Documents and the Directors' Circular shall include the Recommendation;

(d) no circumstance, fact, change, event or occurrence caused by a Person, other than Sojitz, the Offeror, or any Affiliate of or Person acting jointly or in concert with either of them, shall have occurred that would render it impossible for one or more of the conditions set out in Schedule A to be satisfied;

(e) no cease trade order, injunction or other prohibition at Law shall exist against, and no Law shall have been proposed, enacted, promulgated or applied which would cease trade, enjoin, prohibit or impose material limitations or conditions on, the Offeror making the Offer or taking up or paying for any Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction or which could have such an effect; and

(f) contemporaneously with the execution of this Agreement, each PMI Insider shall have executed and delivered a Lock-Up Agreement and each such Lock-Up Agreement shall be in full force and effect.

The foregoing conditions are for the sole benefit of the Offeror and may be waived by it in whole or in part in its discretion, acting reasonably.

2.3 Directors' Circular

(a) PMI hereby consents to the Offer as set forth in Section 2.1. PMI represents that the Board of Directors: (i) has approved this Agreement; (ii) has, following receipt of the Fairness Opinion and consultation with its financial and legal advisors, determined that the consideration per Share offered pursuant to the Offer is fair to Shareholders and the Offer is in the best interests of PMI and Shareholders; and (iii) has resolved to recommend acceptance of the Offer by the Shareholders (collectively, the "**Recommendation**"). PMI shall prepare the Directors' Circular in accordance with Securities Laws. The Directors' Circular will set forth (among other things) the Recommendation. The Directors' Circular shall be made available by PMI in accordance with Section 2.2(c) for review and comment by the Offeror and its advisors.

(b) PMI represents that it has received the Fairness Opinion that, as of the date hereof, the consideration to be offered to the Shareholders under the Offer is fair from a financial point of view, which opinion will be included in the Directors' Circular.

(c) PMI represents that, after reasonable enquiry, the Board of Directors has been advised and believes that each of the directors and senior officers of PMI intends to tender or cause to be tendered to the Offer all Shares of which he or she is the beneficial owner. PMI represents that any restrictions imposed by PMI that would prevent any director or senior officer from tendering such Shares to the Offer have been waived or removed.

2.4 Offer Documents

(a) The Offer Documents shall be prepared by the Offeror in accordance with the Securities Laws. PMI shall receive drafts of the Offer Documents no

later than five (5) Business Days prior to the anticipated date of printing and shall have reasonable opportunity to comment on the Offer Documents, it being acknowledged that, subject to this Agreement, the Offeror shall be solely responsible for determining, and shall have the sole right to determine, the contents thereof.

(b) PMI agrees to provide such assistance as the Offeror or its agents may reasonably request in connection with communicating the Offer and any amendments and supplements thereto to the Shareholders, Warrantholders and Optionholders and to such other Persons as are entitled to receive the Offer in accordance with Securities Laws, including delivering to the Offeror: (A) promptly upon request being made in proper form, and in any event within three (3) Business Days following the receipt of such request, basic lists of all Shareholders, Warrantholders and Optionholders showing the name and address of each holder and the number of Shares, Warrants or Options, as the case may be, held by each such holder, as well as a security position listing from each depositary including CDS Clearing and Depositary Services Inc., all as shown on the records of PMI as of a date that is not more than three (3) Business Days prior to the date of delivery of such basic lists; and (B) from time to time, at the request of the Offeror, acting reasonably, supplemental lists setting out any changes from the basic lists referred to in clause (A) above in the names or addresses of the Shareholders, Warrantholders and Optionholders or the number of Shares, Warrants or Options, as the case may be, held by each such holder (all such lists to be in both printed form and in computer readable format).

2.5 Subsequent Acquisition Transaction or Compulsory Acquisition

If, within four (4) months after the date of the Offer, the Offer is accepted by holders of not less than 90% of the outstanding Shares, other than any Shares held at the date of the Offer by or on behalf of the Offeror or an Affiliate or Associate of the Offeror, as at the Expiry Time, the Offeror may, to the extent possible, acquire (a "**Compulsory Acquisition**") the remainder of the Shares from those Shareholders who have not accepted the Offer pursuant to Section 300 of the BCBCA. If the Offeror takes up any Shares under the Offer, but the statutory right of acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror covenants and agrees that subject to applicable Laws, it will use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer, whether by amalgamation, statutory arrangement, amendment to articles, share consolidation, capital reorganization or other transaction involving PMI and the Offeror (or an Affiliate of the Offeror) (a "**Subsequent Acquisition Transaction**"), within 120 days of the Expiry Date, at consideration per Share at least equivalent in value to, and in the same form as, the consideration per Share offered under the Offer. Subject to applicable Laws, if the Offeror takes up any Shares under the Offer, PMI covenants and agrees that it will use its best efforts to assist the Offeror in connection with a Subsequent Acquisition Transaction. Nothing herein shall be construed to prevent the Offeror or its Affiliates from acquiring, directly or indirectly, additional Shares in the open market or in privately negotiated transactions or otherwise, in accordance with the Securities Laws. PMI covenants and agrees to use its commercially reasonable efforts to assist and cooperate fully with the Offeror, including without limitation taking all steps and doing all such acts and things, and causing its Subsidiaries to take all steps and to do all such

acts and things, if applicable, requested by the Offeror, in the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction and related post-closing reorganizations.

2.6 Waiver of Standstill

Notwithstanding the terms of the Confidentiality Agreement, PMI hereby consents to the actions of the Offeror in accordance with the terms of this Agreement (including any legally required disclosure) and to the Offeror acquiring all of the outstanding Shares pursuant to the Offer, and to any purchases made by the Offeror during the course of the Offer in accordance with applicable Law and pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction. In all other respects, the provisions of the Confidentiality Agreement shall continue to apply notwithstanding the execution of this Agreement by the Parties or the announcement of the transactions contemplated hereunder.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SOJITZ AND THE OFFEROR

As of the date hereof, Sojitz and the Offeror hereby represent and warrant to PMI as set forth below and acknowledge that PMI is relying upon these representations and warranties in connection with the entering into of this Agreement.

3.1 Organization and Qualification

Sojitz is a corporation duly incorporated and validly subsisting under the laws of Japan. The Offeror is a corporation duly incorporated and validly subsisting under the laws of British Columbia.

3.2 Authority Relative to this Agreement

Each of Sojitz and the Offeror has the requisite power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Sojitz and the Offeror and the consummation by the Offeror of the transactions contemplated hereby have been duly authorized by their respective boards of directors and no other proceedings to be completed or consent to be obtained by Sojitz or the Offeror are or will be necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Sojitz and the Offeror and constitutes the legal, valid and binding obligation of each of Sojitz and the Offeror enforceable against it in accordance with its terms, subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

3.3 No Violations

(a) None of the execution and delivery of this Agreement by Sojitz or the Offeror, the consummation by the Offeror of the transactions contemplated hereby nor performance by them of their respective obligations under this Agreement will:

(i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an

event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, any of the terms, conditions or provisions of:

(A) the Constating Documents of Sojitz and the Offeror; or

(B) any material Contract to which Sojitz or the Offeror or any of its Subsidiaries is a party; or

(ii) subject to compliance with the statutes and policies referred to in Section 3.3(b) below, violate any Law applicable to the Offeror or any of its Subsidiaries.

(b) Other than in connection with or in compliance with the provisions of the Securities Laws, the competition Laws of Portugal, the policies of the TSXV, and as otherwise contemplated herein, no filing or registration by the Offeror with, or authorization, consent or approval of, any Governmental Authority need be obtained by the Offeror in connection with the making or the consummation of the Offer, or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction, the failure to obtain or file which, individually or in the aggregate, would prevent or materially delay consummation of the transactions contemplated by this Agreement.

3.4 Funds Available

The Offeror has sufficient funds, or adequate arrangements (in compliance with the Securities Laws) for financing are in place to ensure that it will have sufficient funds, to pay the purchase price under the Offer in respect of all of the outstanding Shares and all Shares issuable upon exercise of the Options and Warrants.

3.5 Share Ownership

None of Sojitz, the Offeror or any Affiliate of either of them beneficially owns any Shares or securities convertible or exchangeable for Shares except as previously disclosed in writing to PMI.

3.6 Obligations of Offeror

Sojitz shall cause the Offeror to comply with all of the Offeror's obligations under this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PMI

As of the date hereof, PMI represents and warrants to the Offeror as set forth below and acknowledges that the Offeror is relying upon these representations and warranties in making the Offer and in connection with the entering into of this Agreement.

4.1 Organization and Qualification

(a) Each of PMI and its Subsidiaries is an entity duly formed, continued, incorporated, or amalgamated, and organized and validly existing under the laws of its jurisdiction of formation, continuance, incorporation or

organization, has the requisite power and authority to own or lease its property and assets and to carry on its business as it is now being conducted, and is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties (owned or leased), or the nature of its activities make such registration necessary.

(b) Except as disclosed in the Disclosure Letter, PMI does not have any Subsidiaries nor an equity interest that is greater than five percent (5%) in any Person. Except as disclosed in the Disclosure Letter, all of the outstanding securities in the capital of each of the Subsidiaries of PMI are owned by PMI (or another of its Subsidiaries) free and clear of all Encumbrances. The Disclosure Letter sets forth the following information for each Subsidiary of PMI: (i) its jurisdiction of formation, continuance, incorporation or organization; (ii) its authorized and issued capital; (iii) the number and percentage of the outstanding securities held by PMI; (iv) whether there are any shareholders' agreements, pooling agreements, voting trusts or other agreements or understandings with respect to the securities of such Subsidiary; (v) whether there are any pre-emptive rights in respect of any voting or other equity securities of such Subsidiary.

4.2 Authority Relative to this Agreement

PMI has the requisite power and authority to enter into this Agreement and to perform and carry out its obligations hereunder. The execution and delivery of this Agreement by PMI and the performance by PMI of the transactions contemplated hereby have been duly authorized by the Board of Directors, and no other proceedings on the part of PMI are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by PMI and constitutes a legal, valid and binding obligation of PMI enforceable against PMI in accordance with its terms, subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.3 No Violations

(a) None of the execution and delivery of this Agreement by PMI, the performance of the transactions contemplated hereby or the fulfilment and performance by PMI of any of the terms and provisions hereof will:

(i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination, acquisition, amendment, cancellation, withdrawal or acceleration under any of the terms, conditions or provisions of:

(A) the Constating Documents of PMI or any of its Subsidiaries; or

(B) except as otherwise disclosed in the Disclosure Letter, any Material Contract to which PMI or any of its Subsidiaries is a party (the "**Contractual Consents**"); or

(ii) subject to compliance with the statutes and policies referred to in Section 4.3(b), violate any Law applicable to PMI or any of its Subsidiaries or by which any of their respective properties is bound or affected;

except, in the case of Section 4.3(a)(i)(B) above, violations, conflicts, failures, breaches or rights which, individually or collectively, would not reasonably be expected to cause a Material Adverse Change or have a material adverse effect on the Offeror's ability to consummate the transactions contemplated by this Agreements.

(b) Other than in connection with or in compliance with the Securities Laws, the competition Laws of Portugal, the policies of the TSXV and except as otherwise contemplated herein:

(i) there is no legal impediment to PMI's or its Subsidiaries' consummation of the transactions contemplated by this Agreement; and

(ii) no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary by PMI or its Subsidiaries in connection with the performance of its obligations hereunder.

4.4 Capitalization

(a) PMI is authorized to issue an unlimited number of Shares. As at the date hereof, 12,940,259 Shares have been validly issued and are outstanding as fully paid and non-assessable Shares. The aggregate number of Shares reserved for issuance under the Stock Option Plan and the Warrants is limited to 1,965,176 and 500,000, respectively. All Shares have been issued in compliance with the Securities Laws.

(b) Except for the Warrants and the Options outstanding as of the date hereof, there are no options, rights, warrants or other Contracts of any character whatsoever requiring or permitting the issuance, sale or transfer by PMI or any Subsidiary of any securities of PMI or any Subsidiary (including Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of PMI or any Subsidiary (including Shares). The Disclosure Letter sets out in respect of the Options and Warrants, the name of each holder thereof, the number of Shares issuable upon exercise thereof, the exercise price, the date on which they were issued or granted, the vesting schedule (if applicable), and the expiry date.

(c) All Shares issuable upon exercise of the Warrants or Options, in accordance with their terms, will be duly authorized and validly issued and fully paid and non-assessable.

4.5 No Material Adverse Change

Except as disclosed in the Disclosure Letter or PMI's Public Disclosure Record, since March 31, 2006, there has not been any Material Adverse Change.

4.6 Brokerage Fees

Neither PMI or any of its Subsidiaries has retained nor will any of them retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby, except Capital West Partners, which has been retained as PMI's financial advisor in connection with certain matters including the transactions contemplated hereby.

4.7 Conduct of Business

Since March 31, 2006, except as disclosed in the Disclosure Letter, PMI and its Subsidiaries have conducted their business only in the ordinary course, consistent with past practice and neither PMI nor any of its Subsidiaries has:

(a) amended its Constating Documents;

(b) made any change in its accounting principles and practices as previously applied including the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(c) declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital to Shareholders, or incurred any indebtedness for borrowed money or any other material liability or obligation or issued any debt securities or assumed, guaranteed, endorsed or otherwise became responsible for, the obligations of any other Person (other than in respect of PMI or one of its Subsidiaries) or made any loans or advances;

(d) transferred, assigned, sold or otherwise disposed of any of its assets, outside the ordinary course of its business;

(e) except as set out in the Disclosure Letter, increased the compensation paid or payable to its Employees or changed the benefits to which such Employees and former employees are entitled under any employee benefit plan or created any new employee benefit plan or modified, amended or terminated any existing employee benefit plan for any such employees, other than, in the case of its Subsidiaries, in the ordinary course of its business consistent with past practice;

(f) purchased, redeemed or otherwise acquired any Shares or agreed to do so; or

(g) other than the Almonty Agreement, entered into or became bound by any Contract, or made or authorized any capital expenditure, or made any commitment to invest in, or buy assets or property from, any third party which may result in the payment of money by PMI or any of its Subsidiaries, other than in the ordinary course of its business, provided that any such Contract, capital expenditure or commitment which may result in a payment

of money by PMI or any of its Subsidiaries in excess of €300,000 shall be deemed not to be in the ordinary course of PMI's or any of its Subsidiaries' business.

4.8 Licenses, Permits

Except as disclosed in the Disclosure Letter, each of PMI and its Subsidiaries holds all permits, licenses, approvals, certificates and other rights, qualifications and authorizations of or from Governmental Authorities necessary to the conduct of its business as presently conducted.

4.9 Reports

(a) Other than as set out in the Disclosure Letter, the Financial Statements were prepared in accordance with the Securities Laws and GAAP applied on a basis consistent with prior periods, and fairly and accurately present in all material respects, the assets, liabilities, (whether accrued, absolute, contingent or otherwise) and financial condition of PMI and its Subsidiaries on a consolidated basis as at the dates indicated and the results of operations and cash flows of PMI and its Subsidiaries on a consolidated basis for the specified period (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments that are not material).

(b) The documents comprising PMI's Public Disclosure Record, as of their respective dates, (i) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (ii) comply with the requirements of the Securities Laws. PMI has not filed any confidential material change report with the Securities Authorities which at the date hereof remains confidential.

(c) The books, records and accounts of PMI and each of its Subsidiaries: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of PMI and the Subsidiaries; and (iii) accurately and fairly reflect the basis for the consolidated financial statements of PMI, in each case, in all material respects. PMI has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets and liabilities.

4.10 Material Contracts

(a) The Disclosure Letter sets out a complete list of the Material Contracts, including the names of the parties to each Material Contract and a brief summary of the nature of each Material Contract.

(b) Except as disclosed in the Disclosure Letter, none of PMI, its Subsidiaries nor, to the knowledge of PMI, any of the other parties thereto, is in default

under or breach of, nor has PMI or its Subsidiaries received any notice of default under or breach of, or termination under, any Material Contract, and, to the knowledge of PMI, there exists no state of facts which after notice or lapse of time or both would constitute a default under or breach of any Material Contract.

4.11 Litigation

Except as set out in the Disclosure Letter, there are no actions, claims, suits, proceedings or investigations that have been commenced or, to the knowledge of PMI, contemplated or threatened against or affecting PMI or any of its Subsidiaries or any of their respective properties, rights or assets, nor, to the knowledge of PMI, are there any existing facts or conditions which may reasonably be expected to be a proper basis for any such actions, suits, proceedings or investigations. None of PMI or any of its Subsidiaries is subject to any outstanding judgment, decision, writ, order, injunction or decree which has caused or is reasonably likely to cause a Material Adverse Change or prevent or materially delay consummation of the transactions contemplated by this Agreement.

4.12 Officer Obligations

Other than as set out in the Disclosure Letter, no Officer Obligations will become payable upon completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

4.13 Securities Laws

PMI is a reporting issuer under the Securities Laws of British Columbia and Alberta and is not in default of any requirement under the Securities Laws of British Columbia and Alberta. PMI is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities and Exchange Act of 1934, as amended (the "**Exchange Act**"). The Shares are not registered under section 12 of the Exchange Act. As of March 31, 2007, PMI was exempt from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) promulgated under the Exchange Act, and PMI continues to be so exempt. PMI has filed all documents or information required to be filed by it under the Securities Laws or with the TSXV since March 31, 2005, including all documents required to be filed by PMI with the SEC under applicable Securities Laws. No delisting, suspension of trading in or cease trading order with respect to the Shares, Warrants or Options and, to the knowledge of PMI, no inquiry, review or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of PMI, expected to be implemented or undertaken. PMI has designed and implemented disclosure controls and procedures to provide reasonable assurance that material information relating to PMI, including its Subsidiaries, is made known to PMI's Chief Executive Officer and Chief Financial Officer. The Chief Executive Officer and Chief Financial Officer of PMI have evaluated PMI's disclosure controls and procedures and have determined that such disclosure controls and procedures are effective.

4.14 Business in Compliance with Laws

Except as disclosed in the Disclosure Letter, the operations of each of PMI and its Subsidiaries are conducted in compliance with all Laws of each jurisdiction in which PMI or its Subsidiaries carries on its business and none of PMI or any of its Subsidiaries has received any written notice of any violation of any such Laws, other than non-compliance matters that

have not had and would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

4.15 Employment Matters

(a) Except as disclosed in the Disclosure Letter, neither PMI nor any of its Subsidiaries has any written or oral employment Contracts or arrangements which are not terminable on the giving of reasonable notice in accordance with Law, nor do any of them have any management, employment, consulting, retention or like agreements (written or oral) providing for cash payments or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement. Except as set out in the Disclosure Letter, none of the members of the board of directors of any Subsidiary of PMI governed by, or subject to the Laws of Portugal, is or has at any time been an employee of or in an employment relationship with any such Subsidiary.

(b) Except as disclosed in the Disclosure Letter, neither PMI nor any of its Subsidiaries is a party, either directly or indirectly, voluntarily or by operation of law, to any written or oral collective agreement, letters of understanding, letters of intent or other written communication with any trade union or association which may qualify as a trade union, which would cover any of the Employees.

(c) Except as disclosed in the Disclosure Letter, all obligations of PMI and its Subsidiaries under the PMI Plans have been satisfied, and there are no outstanding defaults or violations thereunder by PMI or any of its Subsidiaries that would result in or give rise to any liability to PMI or any of its Subsidiaries, nor does PMI or any of its Subsidiaries have any knowledge of any such default or violation by any other party to any PMI Plan.

(d) Except as disclosed in the Disclosure Letter, all employer payments, contributions or premiums required to be remitted or paid to or in respect of each PMI Plan have been remitted and paid in a timely fashion in accordance with the terms thereof, all applicable actuarial reports and all applicable Laws, and no Taxes, penalties or fees are owing or exigible under or in respect of any PMI Plan.

(e) Except as set out in the Disclosure Letter, neither the execution of this Agreement nor the consummation of any of the transactions contemplated in this Agreement will:

(i) result in any amount (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming payable under any PMI Plan;

(ii) increase any benefits otherwise payable under any PMI Plan; or

(iii) result in the acceleration of the time of payment or vesting of any benefits otherwise payable under any PMI Plan, or result in any PMI Plan becoming terminable other than at the sole and unfettered discretion of PMI.

(f) None of PMI or any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal of its or any other tort (or civil responsibility) claim, actual or, to the knowledge of PMI, threatened, or any litigation, actual or, to the knowledge of PMI, threatened, relating to employment or termination of employment of employees, consultants or independent contractors.

(g) Each of PMI and its Subsidiaries has operated in accordance, in all material respects, with all Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labour relations and there are no current, pending or, to the knowledge of PMI, threatened proceedings before any board or tribunal with respect to any of the areas listed in this Section 4.15(g).

(h) The Disclosure Letter sets out a complete and accurate list of the names of all Employees. Such list includes all Employees as at July 24, 2007, including any on lay-off or leave of absence, who have been absent continually from work for a period in excess of one month.

(i) Except as disclosed in the Disclosure Letter, none of PMI or any of its Subsidiaries has made any commitment to provide, or any representation in respect of, any general increase in the compensation of any Employees (including any increase pursuant to any PMI Plan) or any increase in any such compensation or bonus payable to any Employee, or to make any loan to, or to engage in any transaction with, any Employee, except in the usual, ordinary and regular course of business and consistent with past practice.

(j) Except as disclosed in the Disclosure Letter, (i) all accruals for unpaid vacation pay, premiums or employer contributions for unemployment insurance (including under the *Employment Insurance Act* (Canada)), health premiums, employer contributions to the Canada Pension Plan, premiums or employer contributions to the Portuguese Social Security (*Segurança Social*), (ii) all amounts withheld at source in respect of Employee contributions or premiums in respect of unemployment insurance (including under the *Employment Insurance Act* (Canada)), the Canada Pension Plan, Portuguese Social Security (*Segurança Social*) or Taxes payable by Employees, and (iii) accrued wages and salaries, commissions, severance pay and PMI Plan payments, have been reflected in the books and records of PMI or the Subsidiaries. Except as set out in the Disclosure Letter, none of PMI or any of its Subsidiaries has any material liabilities or any obligations whatsoever in respect of any retired or former Employee.

(k) No actions, claims, suits, proceedings (including administrative proceedings) or investigations arising from or relating to work accidents or equivalent circumstances are currently pending or, to the knowledge of PMI, threatened against PMI or any of its Subsidiaries, nor, to the knowledge of PMI, are there any existing facts or conditions which may reasonably be expected to be a basis for any such action, claim, suit, proceeding (including administrative proceedings) or investigation in respect of any work accidents or equivalent circumstances. Except as set out in the Disclosure Letter, all

compensation due and payable to Employees or their estates, successors or assigns in respect of work accidents or equivalent circumstances that have resulted in the injury or death of an Employee has been fully paid to such Employee or to his or her estate, successors or assigns and no other amounts are due or payable.

4.16 Tax Matters

Except as disclosed in the Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change:

(a) Each of PMI and its Subsidiaries has duly and timely filed all Tax Returns required to be filed prior to the date hereof with the appropriate Governmental Authorities and all such Tax Returns were, at the time of filing, true and correct in all respects. All Tax Returns of PMI and its Subsidiaries have been assessed through March 31, 2006, there are no proposed or issued assessments or reassessments respecting PMI or any of its Subsidiaries pursuant to which there are amounts owing or discussions in respect thereof with any Governmental Authority and there are no outstanding objections to any assessment or reassessment of Taxes. Each of PMI and its Subsidiaries has also duly and timely prepared, retained and, if required, filed all other documents required to be prepared, retained and/or filed under applicable Tax Laws, including documents relating to value added tax, transfer pricing and depreciation schedules, and all such documents were, at the time of preparation and, if required, filing, true and correct in all respects.

(b) Each of PMI and its Subsidiaries has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year that are due and payable by it or them whether or not assessed by the appropriate Governmental Authority and all amounts payable in respect of stamp duty relating to loans or other capital of PMI or its Subsidiaries.

(c) Neither PMI nor any of its Subsidiaries has requested, or entered into any agreement or other arrangement or executed any waiver providing for, any extension of time within which:

(i) to file any Tax Return covering any Taxes for which PMI or any of its Subsidiaries is or may be liable;

(ii) to file any elections, designations or similar filings relating to Taxes for which PMI or any of its Subsidiaries is or may be liable;

(iii) PMI or any of its Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes; or

(iv) any Governmental Authority may assess or collect Taxes for which PMI or any of its Subsidiaries is or may be liable.

(d) There are no proceedings, investigations, audits or claims now pending or, to the knowledge of PMI, threatened against PMI or any of its Subsidiaries in respect of any Taxes or Tax Assets of PMI or any of its Subsidiaries and, to

the knowledge of PMI, there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes or Tax Assets. With respect to net operating losses, non-capital losses and net capital losses which have not expired under applicable Tax Laws, the Disclosure Letter sets out such losses for PMI and each of its Subsidiaries and the expiry dates for such losses under applicable Tax Laws.

(e) PMI and each of its Subsidiaries has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including, any Employees and any non-resident Person, the amount of all Taxes and other deductions required by any Laws to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Authority.

(f) There are no proposed (but unassessed) additional Taxes (including in respect of amounts required to be withheld, amounts owing in respect of stamp duty, amounts owing in respect of value-added tax, amounts relating to failure to comply with transfer pricing requirements and amounts relating to failure to comply with depreciation requirements) relating to PMI or any of its Subsidiaries and none has been asserted.

(g) No Tax Encumbrances have been filed against PMI or any of its Subsidiaries, and there are no Tax Encumbrances upon or affecting any of the property or assets of PMI or its Subsidiaries, except for Tax Encumbrances for current Taxes not yet due and payable.

(h) The Tax basis of the assets of PMI and its Subsidiaries by category including the classification of such assets as being depreciable property, amortizable or resource properties giving rise to resource pools (collectively, the "**Tax Pools**"), as reflected in PMI's and its Subsidiaries' Tax Returns is true and correct in all respects. The depreciation claimed by PMI or its Subsidiaries in the Tax Returns filed by PMI or its Subsidiaries complies with the applicable Tax Laws and the depreciation schedules and related documents prepared by PMI or its Subsidiaries comply with applicable Tax Laws.

(i) Neither PMI nor any of its Subsidiaries is party to any Tax sharing agreement, Tax indemnification agreement or other agreement or arrangement relating to Taxes with any Person (other than PMI or any of its Subsidiaries). Neither PMI nor any of its Subsidiaries has been a member of an affiliated, combined or unitary group filing a consolidated, combined, unitary or other Tax Return for Canadian federal, provincial, local or non-Canadian Tax purposes (including for the purpose of the Tax Laws of Portugal) reflecting the income, assets or activities of affiliated companies, or has any liability for the Taxes of any other Person under any provision of Canadian federal, provincial, local or non-Canadian Law, or as a transferee or successor, or by Contract, or otherwise.

4.17 Environmental Matters

Except as otherwise disclosed in the Disclosure Letter:

(a) all operations of PMI and its Subsidiaries are in compliance with all Environmental Permits and all Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Change;

(b) neither PMI nor any of its Subsidiaries is subject to:

(i) any written demand or written notice received by PMI or any of its Subsidiaries with respect to a breach of, or liability under, any Environmental Laws applicable to PMI or any of its Subsidiaries, including any regulations respecting the use, storage, treatment, transportation or disposition (including disposal or arranging for disposal) of Contaminants; or

(ii) any written demand or written notice received by PMI or any of its Subsidiaries with respect to liability, by Contract or operation of applicable Laws, under Environmental Laws applicable to PMI or any of its Subsidiaries or any of their respective predecessor entities, divisions or any formerly owned, leased or operated properties or assets of the foregoing, including liability with respect to the presence, release, migration or discharge of Contaminants in, on, under or from any formerly owned, leased or operated properties or assets of the foregoing.

(c) (i) no Contaminants have been discharged, disposed of, dumped, deposited, spilled, leaked, emitted or released by PMI or any of its Subsidiaries (or to the knowledge of PMI, are otherwise present) at, on, under or from any property now or previously owned, leased, occupied, possessed or operated by PMI or any of its Subsidiaries or from any operations now or previously conducted by PMI or any of its Subsidiaries, in such manner or quantity that exceeds the standards under any Environmental Laws from time to time applicable, or as would require investigation or remediation (either by PMI or its Subsidiaries, or for which PMI or its Subsidiaries would otherwise be liable) under any Environmental Laws from time to time applicable, or as would result in a Material Adverse Change; and (ii) there are no liabilities of PMI or any of its Subsidiaries arising out of any Environmental Laws or any agreement with a third party and relating to any Contaminants (A) at, on, under or about any property other than a property now or previously owned, leased or operated by PMI or any of its Subsidiaries or (B) originating from any operations now or previously conducted by PMI or any of its Subsidiaries;

(d) except to the extent that, individually or in the aggregate, a matter referred to in this subsection (d) would not reasonably be expected to result in a Material Adverse Change (i) PMI and its Subsidiaries hold all approvals, certificates, authorizations, agreements, permits, licenses, clearances and consents under or pursuant to applicable Environmental Laws ("**Environmental Permits**") necessary for the conduct of the business of PMI and its Subsidiaries as conducted currently and through the most recent fiscal year; (ii) all such Environmental Permits are valid and in full force and effect; (iii) PMI and its Subsidiaries have not violated any such

Environmental Permits; and (iv) neither PMI nor its Subsidiaries has received any notice that any Environmental Permits will be revoked, adversely modified or not renewed, and, to the knowledge of PMI, there is no reasonable basis for revoking, adversely modifying or refusing to renew any such Environmental Permits;

(e) no Environmental Encumbrance is pending, and, to PMI's knowledge, no Environmental Encumbrance has been threatened against or is affecting PMI, any of its Subsidiaries, or any real or personal property of PMI or any of its Subsidiaries; and

(f) the Governmental Authorities in Portugal have assumed all liability for compliance with Environmental Laws applicable to the portion of PMI's mining concession known as the "Rio site", and PMI has no liability or obligation under Environmental Laws in respect of the Rio site, including any reclamation or abandonment obligations.

4.18 Property and Title

Applying customary standards in the Portuguese mining industry and requirements under the Laws of Portugal, each of PMI and its Subsidiaries has, to the extent necessary to permit the operation of its business as presently conducted: (a) sufficient title, clear of any Encumbrance (other than as set out in the Disclosure Letter) to its operating properties and properties with estimated proven and probable mineral reserves and/or estimated mineral resources (other than property to which it is lessee, in which case it has a valid leasehold interest) and (b) good and sufficient title to the real property interests, including ownership (comprised of the right to use, enjoy and dispose) of immoveable property, leases, easements, rights of way, surface rights, permits, mining claims, concessions or licenses from landowners or Governmental Authorities permitting the use of land by PMI or its Subsidiaries (other than as set out in the Disclosure Letter). PMI and its Subsidiaries hold all mineral rights required to continue their business and operations as currently conducted and as proposed to be conducted as disclosed in writing to the Offeror. Except as set out in the Disclosure Letter, all mineral rights held by each of PMI and its Subsidiaries are free and clear of all Encumbrances and royalty burdens and none of such mineral rights are subject to reduction by reference to mine payout or otherwise.

4.19 Mineral Reserves and Resources

The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in PMI's Public Disclosure Record have been prepared and disclosed in accordance with NI 43-101. There has been no reduction (other than as a result of operations in the ordinary course of business and consistent with past practice) in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of PMI and its Subsidiaries, taken as a whole, from the amounts disclosed in PMI's Public Disclosure Record.

4.20 Operational Matters

All rentals (both under financial and operating leases), royalties, overriding royalty interests, production payments, administrative or licensing fees, net profits, interest burdens, loan repayment installments, equipment payment installments and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of

PMI and its Subsidiaries have been properly and timely paid. All rentals (both under financial and operating leases), payments and obligations due and payable or performable on or prior to the date hereof under or on account of any of the direct or indirect assets of PMI and its Subsidiaries have been duly paid, performed or provided for prior to the date hereof. All (i) mines where PMI or a Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in material compliance with all then-applicable Laws, (ii) mines located in or on the lands of PMI or a Subsidiary, or lands pooled or unitized therewith, which have been abandoned by PMI or a Subsidiary, have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws, (iii) all future abandonment, remediation and reclamation obligations of PMI or any of its Subsidiaries have been accurately disclosed in writing to the Offeror without omission of information necessary to make the disclosure not misleading, and (iv) all costs, expenses and liabilities payable by PMI or any of its Subsidiaries on or prior to the date hereof under the terms of any Material Contract have been properly and timely paid. PMI and its Subsidiaries have filed with applicable Governmental Authorities all documents relating to operating plans and reports and all other operating documentation required to be filed under applicable Laws and have properly and timely complied with all such filing obligations, including all obligations under applicable Laws relating to the closure or abandonment of mines operated by PMI or a Subsidiary or located in or on the lands of PMI or a Subsidiary or lands pooled or unitized therewith.

4.21 No Undisclosed Liabilities

Neither PMI nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent, determined, determinable or otherwise) or obligations, in each case, of the type that would be required to be disclosed on a consolidated balance sheet of PMI (or the notes thereto) prepared in accordance with GAAP and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability or obligation, except (i) liabilities or obligations fully reflected or reserved against in PMI's balance sheet as of December 31, 2006 (or the notes thereto), included in the Interim Financial Statements, (ii) liabilities or obligations disclosed in any PMI Public Disclosure Record filed after December 31, 2006 and prior to the date of this Agreement, (iii) those incurred in the ordinary course of its business, or (iv) as set out in the Disclosure Letter.

4.22 Directors' and Senior Officers' Support

After reasonable inquiry, PMI believes that the directors and senior officers of PMI intend to tender all of their Shares to the Offer.

4.23 Recommendations

The Board of Directors has (i) unanimously concluded that the Offer is fair, from a financial point of view, to Shareholders, and (ii) unanimously resolved to recommend that all Shareholders accept the Offer.

4.24 Insurance

All policies of insurance in force as of the date of this Agreement naming PMI and/or its Subsidiaries as an insured shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of this Agreement or the transactions contemplated herein, other than such cancellations as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. PMI and/or its Subsidiaries are not in

default under the terms of any such insurance policy. There is no claim by PMI or any of its Subsidiaries pending under any insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

4.25 Related Party Transaction

No executive officer, director or Associate of PMI or any of its Subsidiaries, nor any immediate family member or Associate of such executive officer or director, is a party to any Contract, arrangement or transaction with PMI or any of its Subsidiaries or is entitled to any payment or transfer of any assets from PMI or any of its Subsidiaries or has any interest in any property used by PMI or any of its Subsidiaries or has an interest in any customer or supplier of PMI or any of its Subsidiaries or provider of any services to PMI or any of its Subsidiaries, except in each case for employment, management or consulting arrangements and the PMI Plans and except the Almonty Agreement.

4.26 Knowledge of PMI

For purposes of this ARTICLE 4, where any representation and warranty is qualified by the expression "to the knowledge of PMI" or any similar expression, such qualification or similar expression shall mean that the matter is true or accurate, to the knowledge of Lewis Black, the Chief Executive Officer of PMI, Jonathan Carter, President, Antonio d'Almeida Correa de Sa, director of PMI and Managing Director of Beralt, after having made due enquiry with respect to the subject matter thereof.

ARTICLE 5
CONDUCT OF BUSINESS

5.1 Conduct of Business by PMI

PMI (which for the purposes of this Section 5.1 includes each of its Subsidiaries) covenants and agrees that, during the period from the date of this Agreement until this Agreement is terminated by its terms, unless the Offeror shall otherwise agree in writing, and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) the business of PMI shall be conducted only in, and PMI shall not take any action except in, the ordinary course of business and consistent with past practice. PMI shall use commercially reasonable efforts to maintain and preserve its business organization and goodwill and assets in good standing, to keep available the services of its officers and Employees and to maintain satisfactory relationships with its customers, suppliers and others having business relationships with PMI, and shall not make any change in the business, assets, liabilities, operations, capital or affairs of PMI which is not in the ordinary course of business and consistent with past practice;

(b) PMI shall not directly or indirectly do or permit to occur any of the following:

    (i) amend its Constating Documents or the terms of any of its outstanding securities;

    (ii) declare, pay or set aside for payment any dividends on or make any other distributions of any kind (whether in cash, securities, property

or otherwise) in respect of the Shares, the securities of any of its Subsidiaries or other securities owned by any Person;

(iii) issue, sell, pledge, dispose of, encumber, agree or offer to issue, sell, pledge, dispose of or encumber any shares or securities of, or any options, warrants, calls, conversion privileges or rights (including any additional Options under the Stock Option Plan) of any kind to acquire any shares or other securities of PMI (other than pursuant to the exercise of Options or Warrants issued prior to the date of this Agreement) and the Almonty Agreement;

(iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or acquire, any of its outstanding Shares, the securities of any of its Subsidiaries or other securities;

(v) split, combine, consolidate or reclassify or undertake any other capital reorganization of any of its Shares or the securities of any of its Subsidiaries;

(vi) adopt a plan, agreement or resolutions providing for complete or partial liquidation, dissolution, winding up, merger, consolidation, amalgamation, restructuring, recapitalization, or reorganization of PMI; or

(vii) enter into or modify any Contract to do any of the foregoing;

(c) without limiting the generality of Section 5.1(a), PMI shall not directly or indirectly do any of the following:

(i) sell, pledge, dispose of or encumber any assets (through one or more related or unrelated transactions) other than in the ordinary course of business and consistent with past practice, other than in respect of the Almonty Agreement;

(ii) acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise), directly or indirectly, any business or division thereof or make any investment either by purchase of shares or securities, contribution of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person or division thereof;

(iii) incur any additional indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other Person (other than in respect of PMI or one of its Subsidiaries) or make any loans or advances;

(iv) expend or commit to expend any amounts with respect to capital expenses other than in the ordinary course of its business consistent with past practice;

(v) discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the Interim Financial Statements or of liabilities incurred since December 31, 2006 in the ordinary course of business and consistent with past practice;

(vi) waive, release, grant or transfer any rights of value or modify or change in any respect any existing Material Contract other than the Almonty Agreement;

(vii) enter into any transaction or perform any act which might (i) interfere with or delay the take up and payment for Shares deposited under the Offer or the completion of the Offer or successful completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, or (ii) adversely affect PMI's ability to perform its covenants and agreements under this Agreement;

(viii) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d) PMI shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies of PMI not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing in Canada or Portugal providing coverage similar to or greater than the coverage under the cancelled, terminated or lapsed policies are in full force and effect;

(e) PMI shall not enter into any transaction or perform any act, or fail to take any action, which would render inaccurate any of the representations and warranties set out in ARTICLE 4 (or any of the matters disclosed in the Disclosure Letter) as if such representations and warranties (or matters) were made at a date subsequent to such transaction, act or omission and all reference to the date hereof were to such later date;

(f) PMI shall not create any new Officer Obligations and PMI shall not grant to any officer, director or Employee an increase in compensation in any form, make any loan to any officer, director or Employee, or take any action with respect to the grant of any severance or termination pay arising from the Offer or a change of control of PMI or enter into any employment agreement with, any officer, director or Employee, or enter into any other agreement with respect to any increase of benefits payable under its current severance or termination pay or any other policies;

(g) PMI shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of Employees except with respect to its obligations under existing provisions of any of the PMI Plans;

(h) PMI shall not change its methods of accounting or accounting practices, except as required by concurrent changes in GAAP or by Law and concurred in by PMI's external auditors and the Offeror; and

(i) PMI agrees to take any steps required under the Stock Option Plan (including amending or waiving any provision) to (A) enable Optionholders to exercise their Options prior to the Expiry Date solely for the purpose of tendering to the Offer the Shares issuable upon exercise of such Options including subject to regulatory approval, permitting Optionholders to exercise their Options on a cashless basis, by having each such Optionholder agree to receive upon the exercise of an Option an amount equal to the difference between the Offer Price and the exercise price of such Option multiplied by the number of Shares in respect of which such Option is exercised, and (B) subject to regulatory approval if required, accelerate the expiry date of the Options such that any Options not exercised on or prior to 5:00 p.m. (Toronto time) on the last Business Day prior to the Expiry Date shall, if any Shares are taken up by the Offeror under the Offer, terminate at 5:00 p.m. (Toronto time) on the last Business Day prior to the Expiry Date.

ARTICLE 6
COVENANTS OF PMI

6.1 Assistance with Offer

PMI hereby covenants that from the date hereof until the earlier of (i) the Offeror having taken up and paid for Shares deposited under the Offer or abandoned the Offer or (ii) this Agreement having been terminated pursuant to ARTICLE 9 hereof, PMI will:

(a) through the Board of Directors, contemporaneously with the mailing of the Offer Documents, issue and file the Directors' Circular, including the Recommendation set forth in Section 2.3(a), in all jurisdictions where the same is required in accordance with the Securities Laws;

(b) use its commercially reasonable efforts to assist the Offeror successfully to complete the transactions contemplated by this Agreement, including co-operating with the Offeror in making any requisite regulatory filings, and giving evidence in relation thereto, and in mailing or otherwise making the Offer including providing copies of the Directors' Circular for mailing together with the Offer Documents, to holders of the Shares, Options and Warrants; and

(c) use its commercially reasonable effort to obtain or assist the Offeror in obtaining, as the case may be, all the Contractual Consents.

6.2 Non-Solicitation

(a) Except as otherwise provided in this Section 6.2, PMI shall not, directly or indirectly, through any officer, director, Employee, representative or agent of PMI or any of its Subsidiaries, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Alternative Transaction,

(ii) participate in any substantive discussions or negotiations regarding an Alternative Transaction, (iii) provide any confidential information relating to PMI or any of its Subsidiaries to any Person in connection with an Alternative Transaction, (iv) withdraw or modify in a manner adverse to the Offeror, the approval and Recommendation (as set out in Section 2.3(a)) of the Board of Directors of the Offer, (v) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any Alternative Transaction, (vi) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, understanding or arrangement in respect of an Alternative Transaction. Provided that nothing contained in this Agreement shall prevent the Board of Directors from entering into an agreement or engaging in discussions or negotiations with or furnishing information to any Person who has made a bona fide, written proposal regarding an Alternative Transaction that:

(i) did not result from a breach of this Section 6.2; and

(ii) constitutes, or could reasonably be expected to result in, a Superior Proposal.

Prior to providing any confidential information or data to any Person in connection with an Alternative Transaction referred to in the previous sentence, (x) the Board of Directors shall receive from such Person an executed confidentiality and standstill agreement which includes a standstill provision that restricts such Person from acquiring, or publicly announcing an intention to acquire, any Shares or other securities or assets of PMI (other than pursuant to a Superior Proposal) for a period of not less than two (2) years from the date of such confidentiality agreement (other than pursuant to a Superior Proposal) and PMI shall send a copy of any such confidentiality agreement to the Offeror promptly upon its execution and shall promptly provide the Offeror a list of or, in the case of information that was not previously made available to the Offeror, copies of, any information provided to such Person, and (y) PMI shall have complied in all material respects with Section 6.2(c).

(b) PMI shall, and shall cause its, officers, directors, Employees, representatives and agents of PMI and its Subsidiaries to, promptly terminate any existing discussions or negotiations with any Person (other than the Offeror) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Alternative Transaction. PMI agrees not to release any third party from any confidentiality or standstill agreement to which PMI or any of its Subsidiaries is a party with any other Person, other than to allow such Person to make and consummate a Superior Proposal, provided that PMI has complied in all material respects with Sections 6.2 and 6.3. PMI shall promptly request the return or destruction of all information provided to any third party which has entered into a confidentiality agreement with PMI relating to a potential Alternative Transaction to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

(c) PMI shall promptly notify the Offeror, at first orally and then in writing, of any proposed Alternative Transaction or inquiry that could reasonably be expected to lead to an Alternative Transaction, in each case received after the date hereof, of which any of its directors or officers are or become aware, or any amendments to the foregoing, or any request for non-public information relating to PMI or any of its Subsidiaries in connection with an Alternative Transaction or for access to the properties, books or records of PMI or any of its Subsidiaries by any Person that informs PMI or such Subsidiary that it is considering making, or has made, a proposal regarding an Alternative Transaction and any amendment thereto and a description of the terms and conditions together with the identity of such Person and a copy of all documentation relating to any such proposed Alternative Transaction or inquiry. PMI shall keep the Offeror informed of any change to the terms of any such Alternative Transaction or inquiry.

6.3 Right to Match

(a) Subject to Section 6.3(b), PMI covenants that it will not change the Recommendation, accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Alternative Transaction (other than a confidentiality and standstill agreement permitted by Section 6.2(a)) unless:

(i) the Alternative Transaction constitutes a Superior Proposal;

(ii) PMI has provided the Offeror with notice in writing that there is a Superior Proposal, together with all documents detailing the Superior Proposal (including a copy of any confidentiality and standstill agreement between PMI and the Person making the Superior Proposal, if not previously delivered);

(iii) At least 72 hours (the "**Response Period**") shall have elapsed from the date that the Offeror has received a copy of the written proposal in respect of the purported Superior Proposal (or any amendment or revision thereof);

(iv) If the Offeror has proposed to amend the terms of this Agreement in accordance with Section 6.3(b), the Board of Directors shall have determined in good faith that the Alternative Transaction continues to constitute a Superior Proposal after taking into account such amendments; and

(v) Prior to entering into an agreement relating to such Superior Proposal (other than the aforementioned confidentiality and standstill agreement), PMI shall have terminated this Agreement pursuant to Section 9.1(a)(vi) and paid to the Offeror the PMI Termination Fee.

(b) During the Response Period, the Offeror will have the right, but not the obligation, to offer to amend the terms of the Offer. The Board of Directors will review any such proposal by the Offeror to amend the terms of the Offer, including an increase in, or modification of, the consideration to be received by the Shareholders, to determine whether the Alternative

Transaction to which the Offeror is responding would be a Superior Proposal when assessed against the Offer as it is proposed by the Offeror to be amended. If the Board of Directors does not so determine, the Board of Directors will promptly reaffirm the Recommendation of the Offer, as so amended, and prior to issuing and filing any press release and material change report in respect of such reaffirmation of the Recommendation, PMI shall provide to the Offeror for its review and comment, a draft of such press release and material change report. If the Board of Directors does so determine, then subject to compliance with Section 6.3(a), PMI may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(c) Each successive amendment to any Alternative Transaction that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders shall constitute a new Alternative Transaction for the purposes of this Section 6.3 and the Offeror shall be afforded a new Response Period in respect of each such Alternative Transaction.

6.4 Termination Fee

(a) Notwithstanding any other provision relating to the payment of fees, if after the execution of this Agreement:

(i) the Offeror shall have terminated this Agreement pursuant to Section 9.1(a)(i), other than if this Agreement is terminated by the Offeror as a result of the failure to satisfy or waive the Minimum Condition or the failure to satisfy or waive the Regulatory Approval Condition;

(ii) the Offeror shall have terminated this Agreement pursuant to Section 9.1(a)(iii) or 9.1(a)(iv)

(iii) PMI shall have terminated this Agreement pursuant to Section 9.1(a)(vi); or

(iv) this Agreement is terminated by either Party pursuant to Section 9.1(a)(vii), provided that the failure of the Expiry Date to occur on or prior to the Outside Date is not the result of (A) the Offeror failing to perform in all material respects its covenants under this Agreement or any representation or warranty of the Offeror becoming untrue in any material respect, (B) the failure to satisfy or waive the Minimum Condition, or (C) the failure to satisfy or waive the Regulatory Approval Condition,

then PMI shall pay to the Offeror, within ten (10) Business Days of the first to occur of (i), (ii) or (iii) above, the amount of Cdn$2,000,000 in immediately available funds to an account designated by the Offeror (the "**PMI Termination Fee**").

(b) Notwithstanding any other provision relating to the payment of fees, if after the execution of this Agreement PMI shall have terminated this Agreement pursuant to Section 9.1(a)(ii) or 9.1(a)(v), then the Offeror shall pay to PMI,

within ten (10) Business Days of such termination, the amount of Cdn$2,000,000 in immediately available funds to an account designated by PMI (the "**Offeror Termination Fee**").

(c) The Parties agree that, when a PMI Termination Fee or Offeror Termination Fee is paid, such payment is the sole remedy in compensation or damages to such Party with respect to the event or events giving rise to the termination of this Agreement. However, nothing contained in this Section 6.4(c), and no payment of the PMI Termination Fee or the Offeror Termination Fee, shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement, including the intentional and wilful making of a misrepresentation in this Agreement (including the Schedules hereto) or the Disclosure Letter.

6.5 Injunctive Relief

Nothing contained herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

6.6 Board of Directors of PMI

Immediately following the acquisition pursuant to the Offer by the Offeror of such number of Shares as is at least equal to the Minimum Condition, if so requested by the Offeror, (i) PMI shall facilitate the reconstitution of the Board of Directors (and the board of directors of each of its Subsidiaries) and any committees thereof through resignations of some or all, as applicable, of PMI's directors (and those of its Subsidiaries) and the appointment of nominees of the Offeror in their stead, without the necessity of calling a meeting of Shareholders if permitted under applicable Laws, and PMI shall not contest the Offeror's replacement of such directors, (ii) PMI shall obtain the voluntary resignation of each member of the board of directors of any Subsidiary of PMI that is governed by, or subject to, the Laws of Portugal from any employment or employment relationship between such director and any such Subsidiary, and (iii) shall deliver to the Offeror in respect of each director of PMI or a Subsidiary who holds any shares in the capital of a Subsidiary, executed documents necessary or advisable to transfer such shares to the Offeror or one or more nominees of the Offeror. Where a meeting or a resolution of shareholders is required for such purpose under any applicable Laws, PMI shall forthwith upon request by the Offeror cause such meeting to be held or resolution to be passed so as to give effect to said resignations and appointments. PMI shall be solely responsible for obtaining executed resignations from the current directors who are to resign from the Board of Directors (or any committees thereof) and/or the board of directors (or any committees thereof) of each of its Subsidiaries and/or from any employment or employment relationship with a Subsidiary of PMI that is governed by, or subject to, the Laws of Portugal.

6.7 Restructuring Assistance and Further Cooperation

(a) PMI shall take, and shall cause its Subsidiaries, as the case may be, to take, or refrain from taking, such action as may be reasonably requested by the Offeror, including without limitation to meet regulatory or Tax planning or

lender or internal reorganization or planning requirements, provided that any such actions, (A) do not result in any breach by PMI of (i) any existing Material Contract of PMI; or (ii) any Law; or (B) would not reasonably be expected to impede or delay the Offeror's ability to take up and pay for Shares tendered to the Offer.

(b) PMI shall cooperate with any agent retained by the Offeror for the purpose of providing information about the Offer or assisting with the solicitation of tenders of Shares pursuant to the Offer and shall take, and shall cause its Subsidiaries, as the case may be, to take, or refrain from taking, such action as may be reasonably requested by the Offeror, in furtherance of such cooperation.

(c) PMI agrees that it will request, prior to the date of the Offer and again prior to and promptly following the Expiry Date, that the TSXV maintain the listing for the Shares (and to maintain the Shares as posted for trading) throughout the term of, and upon completion of, the Offer, and until completion of any Compulsory Acquisition or Subsequent Acquisition Transaction.

ARTICLE 7
OTHER COVENANTS OF OFFEROR AND SOJITZ

7.1 Accuracy of Representations

The Offeror and Sojitz covenant and agree that at all times when the Offer is outstanding, the Offeror shall not intentionally take any action, or fail to take any action, which would reasonably be expected to result in the representations and warranties set out in ARTICLE 3 being untrue at any time while the Offer is outstanding.

7.2 Directors' and Officers' Insurance

From and after the Effective Time, the Offeror and Sojitz agree that for the period from the Expiry Time until six (6) years after the Expiry Time, the Offeror and Sojitz will, provided that it is available, cause PMI or any successor to PMI to maintain PMI's current directors' and officers' insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors, directors and officers of PMI and/or its Subsidiaries than those contained in the policy in effect on the date hereof, for all present and former directors and officers of PMI and its Subsidiaries, covering claims made prior to or within six (6) years after the Expiry Time; provided that such insurance is available at a cost that is not greater than two hundred (200%) of the cost to PMI of such insurance as at the date hereof. Alternatively, the Offeror may purchase as an extension to PMI's current insurance policies, pre-paid non-cancellable run-off directors' and officers' liability insurance providing such coverage for such Persons on terms comparable to those contained in PMI's current insurance policies. From and after the Effective Time until six (6) years after the Expiry Time, the Offeror and Sojitz shall, and shall cause PMI (or its successor) to, indemnify the current and former directors and officers of PMI and its Subsidiaries to the fullest extent to which the Offeror, Sojitz and PMI are permitted to indemnify such directors and officers under their respective Constating Documents, Contracts of indemnity and under applicable Law.

7.3 Officers and Employees

After the Effective Time, the Offeror will cause PMI and its Subsidiaries to comply with all of their respective obligations to the Employees and officers of PMI and its Subsidiaries pursuant to applicable Law.

7.4 Almonty Agreement

(a) The Offeror acknowledges that, on May 29, 2007, PMI, Almonty and Beralt entered into the Almonty Agreement pursuant to which, effective June 1, 2007, Beralt purchased all of the right title and interest of Almonty in and to the Royalty Agreement in consideration for:

(i) the payment by Beralt to Almonty of Cdn $2,000,000; and

(ii) the issuance by PMI of 437,981 Shares to Almonty, calculated by dividing Cdn$1,000,000 by $2.2832; less

(iii) the sum of the monthly payments made by Beralt under the Royalty Agreement from and after June 1, 2007,

(collectively, the "**Buy-Out Consideration**").

(b) The Offeror agrees that if the Offeror takes up and pays for Shares deposited under the Offer and the number of Shares deposited under the Offer represents less than 90% of the Shares subject to the Offer, then after the Expiry Date, the Offeror will use its commercially reasonable efforts to:

(i) cause Beralt and PMI to enter into an agreement with Almonty to amend the Almonty Agreement (the "**Almonty Amendment Agreement**") to stipulate that the Buy-Out Consideration shall be changed to a cash amount equal to Cdn $3,000,000, less the aggregate of (A) the monthly payments made by Beralt under the Royalty Agreement from and after June 1, 2007, and (B) any amounts required to be withheld by applicable Laws in respect of amounts payable by Beralt to Almonty pursuant to the Almonty Amendment Agreement and up to €689,750 required to have been withheld by applicable Laws (including any penalties and interest payable) in respect of amounts previously paid by Beralt to Almonty pursuant to the Royalty Agreement or the Almonty Agreement (collectively, the "**Amended Buy-Out Consideration**");

(ii) cause Beralt to make all necessary filings with and remittances to the applicable Portuguese tax authorities in respect of amounts withheld and required to be withheld as referenced in clause 7.4(b)(i)(B) above by no later than December 31, 2007; and

(ii) at the next annual or special meeting of Shareholders of PMI, cause PMI to submit the Almonty Agreement and Almonty Amendment Agreement to the Shareholders of PMI for their approval.

(c) The Offeror agrees to vote all Shares it acquires pursuant to the Offer in favour of a resolution approving the Almonty Agreement and Almonty Amendment Agreement, provided that (if required by the TSXV) the Deposited Shares acquired by the Offeror pursuant to the Offer shall be excluded for the purpose of determining whether the Almonty Agreement and Almonty Amendment Agreement have been approved by a majority of the votes cast by Shareholders of PMI.

(d) Subject to:

(i) Almonty, PMI and Beralt entering into the Almonty Amendment Agreement; and

(ii) if the number of Shares taken up and paid for by the Offeror under the Offer represents less than 90% of the Shares subject to the Offer, approval of the Almonty Agreement and Almonty Amendment Agreement by;

(A) a majority of the votes cast by Shareholders of PMI, other than Almonty and (if required by the TSXV) other than any votes cast in respect of the Shares deposited by Almonty under the Offer (the "**Deposited Shares**"), at a duly called meeting of the Shareholders of PMI;

(B) the TSXV; and

(iii) no inquiry, investigation or proceeding by a Governmental Authority, whether formal or informal, has been commenced or instituted and remains outstanding against PMI or Almonty in respect of the Royalty Agreement, the Almonty Agreement or the Almonty Amendment Agreement,

the Offeror agrees to use its reasonable commercial efforts to cause Beralt to pay to Almonty the Amended Buy-Out Consideration in accordance with the terms of the Almonty Amendment Agreement within 10 calendar days of satisfaction of the conditions set out in items (i), (ii) and (iii) of this paragraph (d). .

(e) If

(i) within 4 months after the date of the Offer, the Offer is accepted by holders of not less than 90% of the Shares subject to the Offer, other than any Shares held at the date of the Offer by or on behalf of the Offeror or an Affiliate or Associate of the Offeror;

(ii) the Offeror subsequently acquires the remainder of the outstanding Shares pursuant to a Compulsory Acquisition; and

(iii) no inquiry, investigation or proceeding by a Governmental Authority, whether formal or informal, has been commenced or instituted and remains outstanding against PMI or Almonty in respect of the

Royalty Agreement, the Almonty Agreement or the Almonty Amendment Agreement;

then the Offeror will use its best efforts to cause

(A) Beralt and PMI to enter into the Almonty Amendment Agreement; and

(B) PMI to pay or cause to be paid, within 10 calendar days of Beralt, PMI and Almonty entering into the Almonty Amendment Agreement, to Almonty the Amended Buy-Out Consideration in accordance with the terms of the Almonty Amendment Agreement.

ARTICLE 8
MUTUAL COVENANTS

8.1 Notice Provisions

(a) Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts of which it is aware which occurrence or failure would, or would be likely to:

(i) cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any material respect; or

(ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Expiry Time, the Take-Up Date or the Effective Time, as applicable.

(b) Each Party will give prompt notice to the other if at any time before the Expiry Time it becomes aware that the Bid Circular, the Directors' Circular, an application for an order, any registration, consent, circular or approval, or any other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in the light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Bid Circular, the Directors' Circular, such application, registration, consent, circular, approval or filing, and the Offeror and PMI shall co-operate in the preparation of any amendment or supplement to the Bid Circular, the Directors' Circular, application, registration, consent, circular, approval or filing, as required.

8.2 Additional Agreements and Filings

Subject to the terms and conditions herein provided, each of the Parties agrees to use its reasonable efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to

cooperate with each other in connection with the foregoing, including using commercially reasonable efforts:

(a) to obtain all necessary consents, approvals and authorizations as are required to be obtained under applicable Law;

(b) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby;

(c) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby;

(d) to effect all necessary registrations and other filings and submissions of information requested by Governmental Authorities or required under the Securities Laws, or any other Law relating to the transactions contemplated herein;

(e) to execute and deliver such documents as the other Party may reasonably require; and

(f) to fulfil all conditions within its power and satisfy all provisions of this Agreement, the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

8.3 Access to Information

Subject to the terms of the Confidentiality Agreement, PMI agrees (and shall cause its Subsidiaries) to provide the Offeror and its representatives with reasonable access during normal business hours, and at such other time or times as the Offeror may reasonably request, to all books, records, information, Tax and other documents, filings, memoranda, working papers and files and all other materials in its or their possession and control, including Material Contracts and joint venture agreements, and access to the personnel of PMI and its Subsidiaries as reasonably requested as well as reasonable access to the properties of PMI and its Subsidiaries in order to allow the Offeror to conduct such investigations as the Offeror may consider necessary or advisable, and further agrees to assist the Offeror in all reasonable ways in any such due diligence investigations which the Offeror may wish to conduct. Any such investigation by the Offeror and its advisors shall not mitigate, diminish or affect the representations and warranties of PMI contained in this Agreement or any document or certificate given pursuant hereto.

8.4 Publicity

Prior to the execution of this Agreement, PMI and the Offeror shall agree upon the contents of a press release with respect to this Agreement and the transactions contemplated herein, and PMI shall issue and file such press release as soon as practicable after the execution hereof. The Offeror and PMI further agree that, from the date hereof until the earlier of the completion of the Offer and the termination of this Agreement, there will be no public announcement or other disclosure of the transactions contemplated by this Agreement unless they have mutually agreed in writing thereto or unless otherwise required by applicable Law, based on the advice of counsel. If either the Offeror or PMI is required by Law to make a public announcement with respect to the transactions contemplated herein,

such Party will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement. For greater certainty, nothing shall prevent the Offeror, the dealer manager (if any), the soliciting dealer group (if any) or information agent (if any) from conducting their solicitation of tenders in the ordinary course, including by publishing advertisements or making public announcements or statements in connection with the Offer provided no previously undisclosed material information is disclosed in the course of such solicitation and that copies thereof are provided to PMI.

ARTICLE 9
TERMINATION, AMENDMENT AND WAIVER

9.1 Termination

(a) This Agreement may:

(i) be terminated by the Offeror if any condition contained in Schedule A is not satisfied or waived by the Offeror on or prior to the Expiry Time;

(ii) be terminated by PMI if the Offeror shall not have performed in all material respects any covenant to be performed by it under this Agreement or if any representation or warranty of the Offeror shall have been or become untrue in any material respect unless such non-performance or breach, if capable of being remedied, is remedied by the Offeror within the lesser of ten (10) days from the date of notice of termination from PMI and the number of days remaining before the Outside Date;

(iii) be terminated by the Offeror if PMI shall not have performed in all material respects any covenant to be performed by it under this Agreement or if any representation or warranty of PMI (without giving effect to any materiality qualifiers contained therein) shall have been or become untrue to the extent that the non-performance of the covenant or the failure of such representation or warranty to be true and correct shall cause a Material Adverse Change or materially adversely affect the Offeror unless such non-performance or breach, if capable of being remedied, is remedied by PMI within the lesser of ten (10) days from the date of notice of termination from the Offeror and the number of days remaining before the Outside Date;

(iv) be terminated by the Offeror if the Directors' Circular does not substantially conform or is modified in a manner not to conform with the description thereof in this Agreement or if the Board of Directors shall have: (A) withdrawn or modified in a manner adverse to the Offeror the Recommendation (unless the Offeror shall have breached a covenant under this Agreement in such a manner that would entitle PMI to terminate this Agreement in accordance with Section 9.1(ii)), or (B) approved or recommended an Alternative Transaction or entered into a binding written agreement in respect of an Alternative Transaction (other than a confidentiality agreement permitted by Section 6.2(a));

(v) be terminated by PMI if (A) the Offer has not been made by the Latest Mailing Time, subject to the right of the Offeror under Section 2.1(c) not to proceed with the Offer; (B) the Offer (or any amendment thereto other than as permitted hereunder or any amendment thereof that has been mutually agreed to by the Parties) does not conform in all material respects with the description thereof in this Agreement; or (c) subject to satisfaction of the conditions set out in Schedule A, Shares deposited under the Offer have not, for any reason whatsoever, been taken up and paid for on or before ten days after the Expiry Time;

(vi) be terminated by PMI in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 6.2(a)), subject to compliance with Sections 6.3 and 6.4; or

(vii) be terminated by either Party if the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the Party terminating this Agreement;

in each case, provided that the Party terminating this Agreement is not in default in the performance of its obligations under this Agreement and without prejudice to any other rights such Party may have.

9.2 Effect of Termination

In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of the Offeror or PMI hereunder except as set forth in Sections 6.4, 6.5 and 8.4 and this ARTICLE 9, which provisions shall survive the termination of this Agreement. If this Agreement is terminated as provided by Section 9.1, the Offeror may terminate or withdraw the Offer. In the case of termination, nothing herein shall relieve any Party from liability for any intentional or wilful breach of this Agreement.

9.3 Amendment

This Agreement may be amended by mutual agreement between the Parties. It may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

9.4 Waiver

Each of Sojitz and the Offeror, on the one hand, and PMI, on the other hand, may:

(a) extend the time for the performance of any of the obligations or other acts of the other;

(b) waive compliance with the other's agreements or the fulfilment of any conditions to its own obligations contained herein; or

(c) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other Party;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 10
GENERAL PROVISIONS

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, then the next succeeding Business Day, in the place of receipt) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a Business Day, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (local time in the place of receipt) at the point of receipt in which case it shall be deemed to have been given and received on the next Business Day.

The address for service for each of the Parties hereto shall be as follows:

(a) if to PMI:

Primary Metals Inc.
Suite 306 – 850 West Hastings Street
Vancouver, British Columbia
V6C 1E1

Attention: Chairman and Chief Executive Officer
Telecopy No.: 604-669-2744

with a copy to:

DuMoulin Black LLP
10th Floor, 595 Howe Street
Vancouver, British Columbia
V6C 2T5

Attention: Mary P. Collyer
Telecopy No.: 604-687-8772

(b) if to Sojitz or the Offeror:

c/o Sojitz Corporation of America
1211 Avenue of the Americas
New York, New York 10036

Attention: Kiyotaka Tomita
Telecopy No.: (212) 704-6630

with a copy to:

Heenan Blaikie LLP
Suite 2600
200 Bay Street
South Tower, Royal Bank Plaza
Toronto, Ontario M5J 2J4

Attention: Sonia Yung
Telecopy No.: 416-360-8425

10.2 Miscellaneous

This Agreement:

(a) except for the Confidentiality Agreement and the Disclosure Letter, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof;

(b) shall be binding upon and enure to the benefit of the Parties and their respective successors and assigns; and

(c) does not give any other Person (including any Shareholder) any right or recourse whatsoever.

The Parties shall be entitled to rely upon delivery of an executed facsimile copy of this Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement among the Parties.

10.3 Binding Effect and Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties without the prior express written consent of the other Party. Notwithstanding the foregoing provisions of this Section 10.3, the Offeror may assign all or any part of its rights or obligations under this Agreement to a direct or indirect wholly-owned Subsidiary or other Affiliate of the Offeror, provided that any such assignment will have no material adverse Tax or other effects to PMI or the Shareholders, and provided further that if such assignment takes place, the Offeror and Sojitz shall continue to be liable to PMI for any default in performance by the assignee.

10.4 Expenses

Except as provided in Section 6.4, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fee, cost or expense, whether or not the Offer is consummated.

10.5 Survival

Subject to Section 9.2, the representations and warranties of PMI and the Offeror contained in this Agreement shall not survive the completion of the Offer, and shall expire and be terminated on the earlier of the Effective Time or the termination of this Agreement in accordance with its terms.

10.6 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.7 Counterpart Execution

This Agreement may be executed by facsimile and in any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PRIMARY METALS INC.

Per: *"Lewis Black"*

Name: Lewis Black
Title: Chief Executive Officer

Per: *"Antonio Correa de Sa"*

Name: Antonio Correa de Sa
Title: Director

SOJITZ TUNGSTEN RESOURCES, INC.

Per: *"Kiyotaka Tomita"*

Kiyotaka Tomita
Secretary

SOJITZ CORPORATION

Per: *"Shigeru Ohno"*

Shigeru Ohno
General Manager,
Iron Ore and Ferroalloys Dept.

SCHEDULE A

CONDITIONS OF THE OFFER

The Offeror will have the right to withdraw or terminate the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, the Shares deposited under the Offer unless all of the following conditions are satisfied or the Offeror has waived them at or prior to the Expiry Time:

(a) there shall have been validly deposited or tendered under the Offer and not withdrawn as at the Expiry Time such number of Shares that constitutes at least 66 2/3% of the issued and outstanding Shares (on a Fully Diluted Basis) not currently owned by the Offeror and its Affiliates and Associates, and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction in determining whether approval (as construed under the Securities Laws and applicable corporate Laws) has been obtained in respect thereof (the "**Minimum Condition**");

(b) any approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions to be obtained or received from any Governmental Authority (including, without limitation, those of any stock exchanges and other securities and regulatory authorities) that the Offeror reasonably determines are necessary or advisable in connection with the Offer and any Subsequent Acquisition Transaction or Compulsory Acquisition, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, including without limitation (i) the non-opposition decision by the Portuguese Competition Authority (Autoridade da Concorrência) or expiration of the applicable waiting periods instituted by Portuguese Competition Laws or otherwise imposed by the Portuguese Competition Authority; and (ii) all requisite approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions for the Offer and any Subsequent Acquisition Transaction or Compulsory Acquisition under any corresponding requirements of the competition regulatory authorities in other jurisdictions where the assets, revenues or operations of the Offeror and/or PMI and or their respective Affiliates in the particular jurisdiction are material, or the Offeror or PMI, or any director, officer, or employee of the Offeror or PMI would be subject to criminal penalties for failure to obtain such consent or clearance from such other Governmental Authority(the "**Regulatory Approval Condition**");

(c) (i) no act, action, suit, demand or proceeding shall have been threatened, commenced or taken by or before any Canadian or foreign Governmental Authority in Canada or elsewhere whether or not having the force of Law; and (ii) no Law shall have been proposed, enacted, promulgated, amended or applied; in either case

(A) to cease trade, enjoin, suspend, prohibit or impose material interlocutory or permanent limitations or conditions on the purchase by or the sale to the Offeror of any of the Shares or

the right of the Offeror to own or exercise full rights of ownership of the Shares (either pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction), or the consummation of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction;

(B) which, if the Offer or Compulsory Acquisition or Subsequent Acquisition Transaction was consummated, would reasonably be expected to lead to a Material Adverse Change or to materially adversely affect the Offeror or its Affiliates; or

(C) would prevent, or would materially and adversely affect the ability of the Offeror or its Affiliates to make or consummate the Offer, or to effect a Compulsory Acquisition or Subsequent Acquisition Transaction;

(d) there shall not exist any prohibition at Law against the Offeror making the Offer, taking up and paying for any Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(e) there shall have been no breach of the representations, warranties or covenants of PMI under the Support Agreement as of the Effective Time, which breach, individually or in the aggregate, would reasonably be expected to constitute a Material Adverse Change or to have a material adverse effect on the ability of the Offeror to consummate the transactions contemplated in the Offer and the Support Agreement shall not have been terminated;

(f) there shall not have occurred (i) any general suspension of trading in, or limitation on times or prices for, securities on the Toronto Stock Exchange or TSXV, (ii) any material adverse change in the Canadian, Japanese or the European Union financial markets generally, (iii) any declaration of a general banking moratorium or any suspension of payments in respect of banks in Canada, Japan or the European Union, (iv) any material limitation by any Governmental Authority that materially affects the extension of credit generally by lenders that regularly participate in the Canadian, Japanese or the European Union markets in loans, (v) a suspension of, or limitation (whether or not mandatory) on, the currency exchange markets or the imposition of, or material adverse changes in, any currency or exchange control laws in Canada, Japan or the European Union, or (vi) in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material worsening thereof;

(g) there does not exist and there shall not have occurred since the date of the Support Agreement (or if there does exist or shall have occurred prior to such date there shall not have been disclosed generally) any change or effect (or condition, event or development including a prospective change or effect) which when considered either individually or in the aggregate would constitute a Material Adverse Change or which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, would constitute a Material Adverse Change or have a material adverse effect on the Offeror or its Affiliates; and

(h) each Lock-Up Agreement executed by a PMI Insider shall be in full force and effect.

The foregoing conditions shall be for the exclusive benefit of the Offeror, and may be asserted by the Offeror in its sole discretion, at any time, regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. Each of the foregoing conditions is independent of and in addition to each other such condition.

Subject to the Support Agreement, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time in its sole discretion, without prejudice to any other rights which the Offeror may have.

The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

SCHEDULE B

FORM OF LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT, made the ● day of August, 2007 (this "**Agreement**") by and

BETWEEN:

[Insert Name of Insider]
an individual residing in ● **[or a corporation existing under the laws of ●]**,

(hereinafter called "**Shareholder**")

- and -

SOJITZ TUNGSTEN RESOURCES, INC.
a corporation existing under the laws of British Columbia

(hereinafter called the "**Offeror**"),

WHEREAS the Shareholder is the beneficial owner of common shares in the capital of Primary Metals Inc. ("**PMI**"), as more particularly described herein;

AND WHEREAS the Offeror is concurrently herewith entering into a support agreement (the "**Support Agreement**") with PMI which provides for, among other things, the Offeror making a take-over bid (the "**Offer**") to acquire all of the outstanding common shares (the "**Shares**") of PMI on a Fully Diluted Basis at a purchase price of Cdn $3.65 in cash per Share;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder (i) to tender, or cause to be tendered to the Offer, all Shares beneficially owned, or over which control or direction is exercised, by the Shareholder (the "**Deposited Shares**") during the period of the Offer for a purchase price of Cdn$3.65 in cash per Deposited Share and (ii) to abide by the restrictions and covenants set forth herein;

AND WHEREAS the Offeror is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the Offeror's execution and delivery of the Support Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed thereto in the Support Agreement. All references herein to the Support

Agreement (and any specific sections or provisions and/or the terms and conditions thereof) mean the Support Agreement as originally executed by the Offeror and PMI as of the date hereof and any subsequent amendments, modifications, restatements or waivers thereof.

ARTICLE 2
THE OFFER

2.1 Subject to Section 2.2 below, the Offeror hereby agrees and confirms to the Shareholder that the Offeror shall make the Offer, or cause the Offer to be made, in accordance with the terms and subject to the conditions set forth in the Support Agreement and shall take-up and pay for all Shares tendered under the Offer, including all Deposited Shares, as soon as reasonably possible and in any event within the time periods required by the Securities Laws.

2.2 The obligation of the Offeror to make the Offer or cause the Offer to be made shall be subject to the conditions set forth in Section 2.2 of the Support Agreement. The obligation of the Offeror under the Offer to take-up and pay for Shares deposited to the Offer and not withdrawn shall not be subject to any conditions, save and except for the conditions set forth in Schedule A to the Support Agreement.

2.3 The Offeror agrees not to amend, modify or change the Offer except in accordance with section 2.1 (d) of the Support Agreement.

ARTICLE 3
COVENANTS OF THE SHAREHOLDER

3.1 The Shareholder, in his capacity as a shareholder of PMI, hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Section 7; and (ii) the Expiry Time, except in accordance with the terms of this Agreement:

(a) not, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisor) or agent or otherwise (i) make, solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries, offers or proposals from any Person regarding an Alternative Transaction, (ii) participate in any substantive discussions or negotiations regarding an Alternative Transaction, (iii) provide any confidential information relating to PMI or any of its Subsidiaries to any Person in connection with an Alternative Transaction, (iv) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, understanding or arrangement in respect of an Alternative Transaction, or (v) otherwise co-operate in any way with any effort or attempt by any other Person to do or seek to do any of the foregoing;

(b) immediately cease and cause to be terminated all existing solicitations, discussions and negotiations, if any, with any Person or any officer, director, employee, agent or representative of any Person conducted before the date of this Agreement with respect to an Alternative Transaction;

(c) promptly notify the Offeror and PMI, at first orally and then in writing, of any proposed Alternative Transaction or inquiry that could reasonably be expected to lead to an Alternative Transaction, in each case received after the date hereof, of which the Shareholder or any of the Shareholder's directors, officers, agents or representatives are or become aware, or any amendments to the foregoing, or any request for non-public information relating to PMI or any of its Subsidiaries or any of their respective mineral properties in connection with an Alternative Transaction or for access to the properties, books or records of PMI or any of its Subsidiaries by any Person that informs the Shareholder or the Shareholder's directors, officers, agents or representatives that it is considering making, or has made, a proposal regarding an Alternative Transaction and any amendment thereto and a description of the terms and conditions together with the identity of such Person and a copy of all documentation relating to any such proposed Alternative Transaction or inquiry; and the Shareholder shall keep the Offeror informed of any change to the terms of any such Alternative Transaction or inquiry;

(d) not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Deposited Shares, Options or Warrants, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(e) not grant or agree to grant any proxy, power of attorney or other right to vote the Deposited Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind with respect to any of the Deposited Shares;

(f) not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Offer and the other transactions contemplated by the Support Agreement and this Agreement;

(g) not vote or cause to be voted any of the Deposited Shares in respect of, or otherwise use the Shareholder's commercially reasonable efforts in the Shareholder's capacity as a shareholder of PMI to oppose, any proposed action by PMI or its shareholders or Affiliates or any other Person in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Offer, or the other transactions contemplated by the Support Agreement and this Agreement or which would reasonably be expected to result in a Material Adverse Change;

(h) acquire direct or indirect beneficial ownership or holding of or control or direction over any additional Shares or obtain any right to do so, with the exception of any Shares acquired pursuant to the exercise of Options;

(i) solicit or arrange, or provide assistance to any Person to arrange for the solicitation of, purchases of or offers to sell Shares or act in concert or jointly

with any other Person for the purpose of acquiring Shares or the purpose of affecting the control of PMI; and

(j) not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Deposited Shares pursuant to this Section 3.1.

3.2 If the Shareholder or any officer, director, partner or manager of the Shareholder or any affiliate thereof is a director or officer of PMI, notwithstanding anything to the contrary in Section 3.1 or any other provision of this Agreement, nothing in this Agreement is intended or shall be construed to require any such person to take or in any way limit any action that such person may take in his capacity as a director or officer of PMI, or from exercising his fiduciary duties as a director of officer of PMI, including entering into an agreement with, or engaging in discussions or negotiations with or furnishing information to, any Person who has made a *bona fide*, written proposal regarding an Alternative Transaction that (i) did not result from a breach of section 6.2 of the Support Agreement, and (ii) constitutes, or could reasonably be expected to result in, a Superior Proposal.

ARTICLE 4
AGREEMENT TO TENDER

4.1 The Shareholder hereby covenants and agrees that if the Offeror makes the Offer in compliance with the Support Agreement, the Shareholder shall as soon as practicable and in any event, not later than the close of business in Toronto, Ontario on the tenth (10th) Business Day following the date of the Offer, irrevocably deposit or cause to be irrevocably deposited with the depositary under the Offer in acceptance of the Offer all of the Deposited Shares, all such documents as may be necessary or desirable to deposit or cause to be deposited, all subsequently acquired Shares (including those to be acquired pursuant to the exercise of any Options), in each case in accordance with the terms of the Offer, or as otherwise contemplated by Section 2.1 of the Support Agreement, and thereafter, except as may be permitted by this Agreement or unless this Agreement is terminated in accordance with Article 7, the Shareholder shall not withdraw or take any action to withdraw any of the Deposited Shares deposited under the Offer (notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise which the Shareholder might have).

4.2 For greater certainty, for the purposes of this Agreement, the term "Shares" shall include all shares or other securities into or for which the Shares may be converted, exchanged or otherwise changed pursuant to any reorganization, merger, amalgamation or other transaction involving PMI prior to the acquisition of the Deposited Shares by the Offeror under the Offer.

4.3 If the Offeror concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the Offer whereby the Offeror and/or its affiliates would effectively acquire all the Shares or all or substantially all of the business, properties and assets of PMI on terms and conditions (including that the consideration shall be payable entirely in cash) having consequences to the Shareholder that are equivalent to or better than those contemplated by this Agreement and the Support Agreement (any such transaction is referred to as a "**Proposed Transaction**"), then the Shareholder agrees to support the completion of the Proposed Transaction, including, if necessary, by voting the Deposited Shares in favour of a special resolution approving the Proposed Transaction and in favour of any other matters necessary or ancillary to the completion of the Proposed Transaction. In the event of any Proposed Transaction, the

references in this Agreement to the Offer shall be deemed to be changed to "Proposed Transaction" and all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Proposed Transaction. The Shareholder covenants that it will not exercise any rights of dissent provided under section 238 of the BCBCA or otherwise in connection with any Proposed Transaction.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

5.1 The Shareholder represents, warrants and, where applicable, covenants to the Offeror as follows and acknowledges that the Offeror is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Support Agreement and the purchase by the Offeror of the Deposited Shares under the Offer:

(a) (i) if the Shareholder is not an individual, the Shareholder has been duly incorporated or formed and is validly existing under the laws of its jurisdiction of incorporation or formation, has all necessary company, corporate, partnership or other power and authority to own its properties and assets and to carry on its business as currently owned and conducted, and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder; or (ii) if the Shareholder is an individual, the Shareholder has attained the age of majority and is legally competent to execute this Agreement, perform its obligations under this Agreement and to take all actions required pursuant hereto;

(b) if the Shareholder is not an individual, the execution and delivery of this Agreement by the Shareholder and the performance by it of its obligations hereunder have been duly authorized and no other proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the Offeror, constitutes a legal, valid and binding obligation, enforceable by the Offeror against the Shareholder in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(c) the Shareholder is the sole beneficial owner of the number of Deposited Shares and Options listed opposite the Shareholder's name on Schedule A to this Agreement;

(d) the Shareholder has the sole right to sell and vote all the Deposited Shares beneficially owned by the Shareholder (whether now held or hereafter acquired, including Deposited Shares acquired pursuant to the exercise of Options) and all the Deposited Shares held by the Shareholder shall, at the time at which the Offeror takes up and pays for such Deposited Shares, be beneficially owned solely by the Shareholder with good and marketable title thereto, free and clear of any and all Encumbrances of any nature or kind whatsoever and are, or shall have been, issued and outstanding as fully paid and non-assessable shares in the capital of PMI;

(e) no Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Shareholder of any of the Deposited Shares beneficially owned by the Shareholder or any interest therein or right thereto, except the Offeror pursuant to this Agreement;

(f) none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder's obligations hereunder will result in a breach of (i) if the Shareholder is not an individual, the Constating Documents of the Shareholder; (ii) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets are bound; or (iii) any Law (provided that in the case of a Shareholder who is an individual the representation in this item (iii) shall be limited to the knowledge of such Shareholder);

(g) (i) the only securities of PMI beneficially owned, directly or indirectly, or over which control or direction is exercised, by the Shareholder are those listed on Schedule A to this Agreement opposite the Shareholder's name and (ii) the Shareholder has no agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional Shares, other than as set out in Schedule A to this Agreement;

(h) (i) there are no legal proceedings in progress or pending before any Governmental Authority or, to the knowledge of the Shareholder, threatened against the Shareholder or its Affiliates that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of the Deposited Shares; and (ii) there is no Law (provided that in the case of a Shareholder who is an individual the representation in this item (ii) shall be limited to the knowledge of such Shareholder) that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of the Deposited Shares;

(i) the Shareholder will not prior to the public announcement by the Offeror of the terms of the Offer, directly or indirectly, disclose to any Person the existence of, or the terms and conditions of, this Agreement, or the possibility of the Offer being made or any terms or conditions or other information concerning any possible offer to be made for the Shares;

(j) none of the Deposited Shares is subject to any proxy, power of attorney, voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders of PMI or give consents or approvals of any kind, or any stock lending agreement; and

(k) no consent, waiver, approval, authorization, exemption, registration, license or declaration (provided that in the case of a Shareholder who is an individual, the representation in this paragraph (k) shall be limited to the knowledge of

such Shareholder) of or by, or filing with, or notification to any Governmental Authority which has not been made or obtained is required to be made or obtained by the Shareholder in connection with (i) the execution and delivery by the Shareholder of this Agreement or (ii) the consummation of any transactions by the Shareholder provided for herein, except for, in either case, the filing of reports under applicable Securities Laws.

The representations and warranties of the Shareholder set forth in this Section 5 shall survive the completion of the purchase by the Offeror of the Deposited Shares under the Offer and, despite such completion, shall continue in full force and effect for the benefit of the Offeror for a period of one year from the date of this Agreement, with the exception of representation and warranty (d), above, which shall survive indefinitely.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

6.1 The Offeror represents, warrants and, where applicable, covenants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a) the Offeror has been duly formed and is validly existing under the laws of British Columbia, has all necessary corporate power and authority to own its properties and assets and to carry on its business as currently owned and conducted, and has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement by the Offeror and the performance by the Offeror of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by the Offeror and, assuming the due authorization, execution and delivery by the Shareholder, constitutes a legal, valid and binding obligation, enforceable by the Shareholder against the Offeror in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(c) other than in connection or in compliance with the provisions of the Securities Laws, the competition Laws of Portugal, the policies of the TSXV and as otherwise contemplated in the Support Agreement, no filing or registration by the Offeror with, or authorization, consent or approval of, any Governmental Authority need be obtained by the Offeror in connection with the making or the consummation of the Offer, the failure to obtain or file of which, individually or in the aggregate, would prevent or materially delay consummation of the Offer; and

(d) the Offeror has sufficient funds, or adequate arrangements (in compliance with the Securities Laws) for financing are in place to ensure that it will have sufficient funds, to pay the purchase price under the Offer in respect of all of

the outstanding Shares and all Shares issuable upon exercise of the Options and Warrants.

The representations and warranties of the Offeror set forth in this Section 6 shall survive the completion of the purchase by the Offeror of the Deposited Shares under the Offer and, despite such completion, shall continue in full force and effect for the benefit of the Shareholder for a period of one year from the date of this Agreement.

ARTICLE 7
TERMINATION

7.1 This Agreement may be terminated by notice in writing:

(a) at any time by mutual consent of the Offeror and the Shareholder;

(b) by the Shareholder, if:

(i) the Offer has not been made on or before December 31, 2007 or, if so made, is withdrawn by the Offeror;

(ii) the consideration per Share payable by the Offeror pursuant to the Offer is reduced to an amount that is less than Cdn$3.65;

(iii) if the Offeror takes up any Shares under the Offer, the Offeror fails to take up and pay for all the Deposited Shares tendered and not withdrawn under the Offer within the time prescribed by applicable Securities Laws; or

(iv) the Support Agreement has been terminated by in accordance with its terms;

(c) by the Offeror, if:

(i) the Shareholder shall not have performed in all material respects any covenant to be performed by the Shareholder under this Agreement or if any representation or warranty of the Shareholder shall have been or become untrue in any material respect;

(ii) the Support Agreement has been terminated in accordance with its terms;

(iii) any of the conditions to the Offer are not satisfied or waived by the Offeror at or prior to the Expiry Time; or

(iv) the conditions in Section 2.2 of the Support Agreement to the requirement that the Offeror make the Offer and mail to each holder of Shares, Options and Warrants the Offer Documents are not satisfied;

provided, however, that any such termination shall not prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder. Upon termination of this Agreement, the Shareholder shall be entitled to withdraw the Deposited Shares tendered under the Offer.

ARTICLE 8
DISCLOSURE

8.1 The Offeror and PMI, on behalf of the Shareholder, shall co-ordinate in the making and dissemination of any public announcement relating to the subject matter of this Agreement. The Offeror and the Shareholder agree that, from the date hereof until the earlier of the completion of the Offer and the termination of this Agreement, there will be no public announcement or other disclosure of the transactions contemplated by this Agreement or the Support Agreement unless the Offeror and PMI have mutually agreed in writing thereto or unless otherwise required by applicable Law, based on the advice of counsel. If either the Offeror or the Shareholder is required by Law to make a public announcement with respect to the transactions contemplated herein, such party will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement. For greater certainty, nothing shall prevent the Offeror, the dealer manager (if any), the soliciting dealer group (if any) or information agent (if any) from conducting their solicitation of tenders in the ordinary course, including by publishing advertisements or making public announcements or statements in connection with the Offer, provided no previously undisclosed material information relating to PMI is disclosed in the course of such solicitation.

ARTICLE 9
GENERAL

9.1 This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

9.2 The Shareholder and the Offeror shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

9.3 This Agreement shall be assignable by the Offeror to any Affiliate of the Offeror but shall not be otherwise assignable by either party without the prior written consent of the other party. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

9.4 Time shall be of the essence of this Agreement.

9.5 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered or sent by telecopier or facsimile transmission:

(a) in the case of the Shareholder:

[Insert name and address of Shareholder]
●
●

Fax: ●
Attention: ●

(b) in the case of the Offeror:

Sojitz Tungsten Resources, Inc.
c/o Sojitz Corporation of America
1211 Avenue of the Americas
New York, New York 10036

Fax: (212) 704-6630
Attention: Kiyotaka Tomita

With a copy to:

Heenan Blaikie LLP
200 Bay Street
P.O. Box 185, South Tower
Royal Bank Plaza
Toronto, ON, Canada M5J 2J4

Fax: (416) 360-8425
Attention: Sonia Yung

(c) at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section. Any notice or other communication shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a Business Day, on the next following Business Day) unless actually received at the point of delivery after 5:00 p.m. (local time) in which case it shall be deemed to have been given and received on the next Business Day.

9.6 This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the Shareholder and the Offeror irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

9.7 The Shareholder agrees that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by the Shareholder; (ii) in addition to any other remedies at law or in equity that the Offeror may have, the Offeror shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement by the Shareholder; and (iii) the Shareholder shall waive any requirement for the securing or posting of any bond in connection with such remedy. The Shareholder hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees and disbursements, incurred in connection with such proceedings. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement by the Shareholder but shall be in addition to all other remedies at law or in equity which the Offeror may have.

9.8 This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

9.10 This Agreement may only be amended or modified by an instrument in writing executed by each of the parties to this Agreement. A provision of this Agreement may only be waived by an instrument in writing executed by the party against whom the waiver is to be effective.

9.11 Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

9.12 Each party shall be responsible for and shall pay all fees, costs and expenses incurred by such party in connection with the execution, delivery and performance of this Agreement by such party.

[Signature Pages Follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above

Shareholder:

[Insert name of Shareholder]

by

____
Name: ●
Title: ●

Offeror:

SOJITZ TUNGSTEN RESOURCES, INC.

by:

____

Name:	Kiyotaka Tomita
Title:	Secretary

SCHEDULE A

OWNERSHIP OF SECURITIES OF PRIMARY METALS INC.

Name	Securities beneficially owned (specify whether the securities are Common Shares or Options)	Registered holder if different from beneficial owner	Total number of Common Shares owned or controlled (include number of Common Shares issuable on exercise of Options)
●	●	●	●

82-35031

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Primary Metals Inc.
306 - 850 West Hastings Street
Vancouver, British Columbia
V6C 1E1

ITEM 2. DATE OF MATERIAL CHANGE

August 3, 2007

ITEM 3. NEWS RELEASE

Issued August 3, 2007 and distributed through the facilities of Marketwire.

ITEM 4. SUMMARY OF MATERIAL CHANGE

See the attached news release.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See the attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Donald Smith, Chief Financial Officer
Telephone: 604-669-8988

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 7th day of August, 2007.

PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals Announces Board-Supported Cash Take-Over Bid by Sojitz Corporation

August 3, 2007 **Symbol: PMI – TSX Venture**

Primary Metals Inc. (TSXV: PMI) ("Primary") announced today that it has entered into a support agreement with Sojitz Corporation ("Sojitz") pursuant to which Sojitz will make a formal take-over bid to acquire (the "Offer") all of the outstanding common shares of Primary (the "Shares") for $3.65 in cash per Share, for a total transaction value of approximately $54 million, on a fully-diluted in the money basis. The consideration under the Offer represents a 59% premium to the 30-day weighted average trading price of Primary's Shares as at August 2, 2007 and a 38% premium to the closing price of the Shares on August 2, 2007.

The Board of Directors of Primary has unanimously approved the proposed transaction and will recommend that shareholders tender their Shares to the Offer. Capital West Partners, Primary's financial adviser, has provided an opinion to Primary's Board of Directors that the consideration to be received under the Offer is fair from a financial point of view to Primary's shareholders.

Each of Primary's directors and their affiliates (collectively, the "Locked-Up Shareholders") has agreed to support the Offer and to tender his or its Shares to the Offer (except in certain circumstances, including where a superior proposal is made by a third party and not matched by Sojitz). Shares held by the Locked-Up Shareholders represent approximately 55% of the Shares on a fully-diluted in the money basis.

A take-over bid circular detailing the terms and conditions of the Offer, together with Primary's directors' circular in respect of the Offer, will be mailed to Shareholders on or before August 27, 2007. The Offer will remain open for acceptance for not less than 35 days.

The Offer will be conditional upon a minimum of 66 2/3% of the fully-diluted Primary shares being deposited to the Offer, receipt of all necessary regulatory approvals, the absence of any material adverse change, and other customary conditions. Each of Primary and the Locked-Up Shareholders has agreed that it will not solicit or initiate discussions or negotiations with any third party for any take-over bid or other business combination involving Primary, and Sojitz has the right to match any unsolicited competing proposal. Primary has agreed that in certain circumstances, it will pay a non-completion fee of $2 million to Sojitz.

PRIMARY METALS INC.

Capital West Partners is acting as financial adviser to Primary in respect of the Offer. Primary's legal advisers are DuMoulin Black LLP and Bull, Housser & Tupper LLP. Sojitz's legal advisers are Heenan Blaikie LLP.

About Primary Metals

Primary owns a 100 percent interest in the Panasqueira tungsten mine in Portugal, which is currently producing wolframite concentrates containing some 100,000 MTUs of tungsten trioxide per annum, with further improvements underway. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available under Primary's profile at www.sedar.com and on Primary's website at www.primarymetals.ca

About Sojitz Corporation

Sojitz, one of Japan's leading trading companies, is listed on the Tokyo Stock Exchange with revenues of C$42 billion, net assets of C$4.2 billion and a market capitalization of C$5.3 billion. Sojitz conducts its operations in 50 countries through approximately 500 consolidated subsidiaries and affiliated companies with over 19,000 employees worldwide. Its business activities cover machinery and aerospace, energy and mineral resources, chemicals and plastics, real estate development, forest products and consumer lifestyle-related business. Further information is available on Sojitz's website at www.sojitz.com

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng.
Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

PRIMARY
METALS
INC.

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation the company's expectations as to the results of planned work programs, potential mineralization, resources, reserves, mine production levels and future tungsten prices. Such statements are based on certain assumptions, including continued demand for tungsten, availability of capital, equipment and personnel to carry out and complete the planned work programs and accuracy within a reasonable range of reported exploration and development results, and involve various risks and uncertainties, including global economic factors, future commodity prices, lack of availability of equipment or personnel, and results of exploration and development. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with regulatory authorities and on www.sedar.com

END